UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
                        Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
                        Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

                        Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021**





INVESTING
in the future

ANNUAL FINANCIAL STATEMENTS **2021**

INVESTING IN THE FUTURE

Our reporting theme

Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-term Ore Reserve pipeline to underpin production and sustain AngloGold Ashanti in the long-term.

This investment programme has been supplemented by a new Operating Model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This Operating Model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti's valuation and position in the sector throughout the commodity cycle.

"We must put in place the right foundation for long-term success, and the most crucial part of that is an Operating Model which prioritises efficiency, agility and accountability," said CEO Alberto Calderon. "My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes."

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents.

We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.



Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Rounding of numbers may result in computational discrepancies

OUR VALUES



Safety is our first value.



We treat each other with dignity and respect.



We are accountable for our actions and undertake to deliver on our commitments.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.



We value diversity.



We respect the environment.

OUR 2021 SUITE OF REPORTS

At AngloGold Ashanti, we are committed to transparent, informed and consistent reporting to a broad range of stakeholders. Our 2021 reports communicate the challenges facing our business and progress made to date in delivering on our strategic objectives and in creating value.

Our 2021 reports are:



INVESTING
in the future

<IR>
Integrated Report

INVESTING
in the future

<R&R>
Mineral Resource and Ore Reserve Report

INVESTING
in the future

<SR>
Sustainability Report

INVESTING
in the future

<AFS>
Annual Financial Statements

INVESTING
in the future

<NOM>
Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

INVESTING
IN THE FUTURE

Reporting website

Our 2021 reports are prepared consistent with the following:

- International Integrated Reporting Framework
- King IV Report on Corporate Governance South Africa, 2016 (King IV)
- South African Companies Act, No. 71 of 2008, as amended (Companies Act)
- JSE Listings Requirements
- International Financial Reporting Standards (IFRS)
- SAMREC Code
- Sustainable Development Goals (SDGs)
- United Nations Global Compact (UNGC)
- Task Force on Climate-related Financial Disclosures (TCFD)



Our 2021 reporting suite, together with supporting financial, operational and sustainability data, is available at: *www.aga-reports.com*

Stakeholder feedback

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investor.relations@anglogoldashanti.com*

CONTENTS

Registration no.

1944/017354/06

AUDIT AND RISK COMMITTEE - CHAIRPERSON'S LETTER

It is my pleasure to present, on behalf of the Audit and Risk Committee (the Committee), an overview of the activities performed during the 2021 financial year. The activities and material matters deliberated on during our scheduled meetings extend beyond statutory compliance and relate to the Committee's role in supporting value creation and delivery of AngloGold Ashanti Limited's(AngloGold Ashanti or the Company and, together with AngloGold Ashanti's subsidiaries and associate companies, the group) strategic objectives. This report is presented in accordance with the Company's Memorandum of Incorporation, the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), Principle 8 and Principle 15 and the recommended practices contained in the fourth King Report on Corporate Governance for South Africa (King IV), the JSE Listings Requirements as well as the Committee's formally approved terms of reference, the latter being reviewed and approved by the board of directors (the board) on an annual basis, or more frequently if so required.

GOVERNANCE AND COMPOSITION

The Committee is an independent statutory committee comprising of 5 independent non-executive directors that collectively possess the independence, skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a diverse and continually evolving business environment. All members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 4 May 2021. The Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.

The members of the Committee who met 6 times during 2021 are myself, Alan Ferguson, who was elected Chairperson of the Committee, Rhidwaan Gasant, Maria Richter, Jochen Tilk and Nelisiwe Magubane. Further detail on the qualifications, expertise and experience of the Committee as well as meeting attendance and the evaluation of the effectiveness and performance of the Committee can be found in the corporate governance section of the Integrated Report <IR>.

It is the Committee's principal regulatory duty to oversee and provide reasonable assurance on the integrity of the group's internal control environment established and maintained by management and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and fairly present the financial position of the group and Company and the results of their operations, i.e. are free of material misstatement.

The AngloGold Ashanti board (the board) assumes ultimate responsibility for the functions performed by the Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.

The Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Vice President: Financial Reporting, Chief Legal Officer, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, Head of Group Risk, Group Chief Digital and Information Officer, Chief Technology Officer, Vice President Group Compliance, the External Auditors, as well as other members of management are invited to attend committee meetings in an ex-officio capacity and provide responses to questions raised by committee members during meetings. At every scheduled quarterly meeting the full Committee meets separately during closed sessions with management, Group Internal Audit and Ernst & Young Inc. (the External Auditor or EY).

Recommendations on the appointment of Committee members for the 2022 financial year are detailed in the Notice of Annual General Meeting <NOM> Ordinary Resolution 3.

DISCHARGING OUR DUTIES

The Committee's duties as required by section 94(7) of the Companies Act, King IV, JSE Listings Requirements and board-approved terms of reference is set out in the Committee's annual work plan. These duties were discharged as follows:

Financial Reporting

- reviewed half and full year results as well as trading statements and market updates
- reviewed and assessed the Key Audit Matters raised as part of the 2021 year-end audit and are in agreement with these
- assessed accounting judgements, estimates and impairments
- reviewed tax provisions and contingencies
- assessed the going concern assumptions, including the ongoing impact of COVID-19, and solvency and liquidity requirements prior to the board declaring a dividend
- considered the integrity of the group's Integrated Report, Annual Financial Statements and the Form 20-F and recommended these for approval to the board
- monitored the i-XBRL filing processes

Governance

- assessed the impact of the ongoing COVID-19 pandemic on the internal control environment
- reviewed developments in reporting standards, corporate governance best practice and legislation
- evaluated the Committee's effectiveness
- reviewed and assessed the expertise and experience of the finance function, Chief Financial Officer and Group Internal Audit
- reviewed and approved the Group Internal Audit Charter
- reviewed the terms of reference of the Committee
- held separate closed meetings with the external auditors, Group Internal Audit as well as management at each meeting
- pre-approved services of other audit firms
- managed a full audit tender process, assessed tenders received and recommended to the AGM the appointment of PwC effective from the 2023 year-end
- received semi-annual updates on compliance related matters

Internal Control and Risk Management

- assessed the systems to identify, manage and monitor financial, non-financial and fraud risks
- assessed and monitored the impact of the new operating model design and ongoing implementation on the internal control environment
- reviewed the scope, resources and results of Group Internal Audit
- approved the Group Internal Audit plan and monitored the execution thereof
- ensured that the combined assurance model was further refined to provide a co-ordinated approach to assurance activities
- reviewed the whistle-blowing process
- monitored the governance of information technology (IT), including cybersecurity
- received a quarterly update on risk management within the group
- reviewed the effectiveness of Management's framework and processes used to evaluate the Company's internal control over financial reporting, including the estimation of ore reserves and mineral resources

External Auditors

- assessed their effectiveness and the quality of the audit
- assessed their suitability and that of the lead audit partner and recommended the re-appointment of the independent external auditors by the shareholders
- approved their terms of engagement, their fee, and the integrated audit plan
- pre-approved all non-audit services, assessed their impact on independence and concluded that there were none
- assessed their independence and concluded that there were no impediments on the external auditors' independence
- approved the appointment of external auditors to provide independent limited assurance on certain sustainability indicators included in the Sustainability Report <SR>

HIGHLIGHTS OF 2021

In addition to the execution of the Committee's statutory duties, set out below are some highlights of 2021:

Focus area	Actions
Financial reporting	
Market updates, condensed interim and annual IFRS reports	Reviewed and recommended the trading statements and market updates, condensed interim and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, United States Securities and Exchange Commission (the SEC) and other stock exchanges as applicable, after • assessing the key audit matters for the year ended 31 December 2021: – Geita VAT recoverability - assessed the validity of the balance considering the impact of the new Finance Act in Tanzania, the recoverability of the balance and management's rationale and assumptions applied to determine the related provisions, and – Rehabilitation and decommissioning provisions - considered the governance processes around the accounting of these provisions and the judgements applied around discounting factors, life of mine assumptions and commitments made impacting these provisions; • ensuring that complex accounting areas complied with IFRS; • Impairment - assessed the impairment considerations for all business units including the adequacy of headroom available between the carrying value of the cash generating unit and the outcome of the detailed impairment calculations; • Obuasi redevelopment - assessed the accounting impact of the voluntary suspension of underground mining activities at Obuasi due to a sill pillar failure resulting in a fatality and the consequent assessment of commencement of commercial production, the treatment of interest costs, the cost allocations to care and maintenance as well as the judgements around deferred tax; • evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions, assessing any possible asset impairments and estimates; • reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports; • reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors; • assessing management's response and actions to address the areas of concern identified by the JSE in the "Reporting back on proactive monitoring of financial statements in 2021" report during the preparation of both the condensed interim and annual financial statements; and • reviewing and assessing the process in place to allow the Chief Executive Officer and the Chief Financial Officer to opine on the annual financial statements and the system of internal control over financial reporting during their interim tenure in those roles.
Corporate governance	
Risk Management	Monitored the impact of COVID-19 on the operations, the group risk profile, the appointment of the Chief Executive Officer and subsequent design and ongoing implementation of the new operating model on governance practices. Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the Company; and received presentations on "Climate Change Risk and Adaption" and "Transition risk to the New Operating Model".
IT Governance and Cyber Security	The Committee received and reviewed detailed reports from the Group Chief Digital and Information Officer on the group's information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities with an increasing focus on operational areas. The Committee is awaiting detailed feedback on a pilot project completed towards the end of 2021 assessing the maturity of the cyber security control environment around operational technology.

Focus area	Actions
Combined Assurance	The Committee monitored the actions implemented by management during 2021 to provide the required assurance amidst the ongoing closure of borders during certain times of the year preventing on site reviews. This was achieved through more integration between the various in-house assurance providers and an increased use of technology. The Committee considers the current model as effective and efficient in that it fully integrates with the risk management function.
Sarbanes-Oxley Compliance (SOX)	The Committee oversaw the SOX compliance efforts of management receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting.
Compliance	The Committee monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group and business units to identify and monitor compliance with major laws, regulations, standards and codes.
Litigation matters and contingent liabilities	The Committee received and considered reports on material litigation matters as well as contingent liabilities and assessed the possible impact thereof on the group financial results.

INTERNAL AUDIT

Group Internal Audit is a key independent assurance partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit (Thienus Coetzee) who has direct access to the chairpersons of both the Committee and the board. The Senior Vice President: Group Internal Audit reports functionally to the Committee and administratively to the Chief Financial Officer. Although not a member of the Executive Committee the Senior Vice President: Group Internal Audit, has access to attend these meetings on invitation. As part of its mandated responsibilities, the Committee has assessed the expertise, experience and effectiveness of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by reporting to the Committee on the assessment of:

- ethical leadership and corporate citizenship;
- risk governance;
- IT governance;
- compliance with laws, rules, codes and standards;
- the effectiveness of internal controls over financial reporting and internal controls in general; and
- the effectiveness of the Combined Assurance Framework for the group.

The Committee considered the approach Group Internal Audit adopted in 2021 to provide the necessary assurance around the effectiveness of governance, risk management and internal control amidst COVID-19 and is comfortable that the approach was appropriate. Learnings from remote working will be carried into future assurance reviews now that borders are being opened again.

The Committee considered the heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process and is satisfied with the remedial action taken by management in addressing identified control weaknesses.

As Chairperson, I meet with the Senior Vice President: Group Internal Audit and selected members of the internal audit team in private before each meeting and on an ad hoc basis throughout the year. The Committee also assessed the impact of the new operating model on the resources of the internal audit function and is satisfied that it did not adversely impact on the department and its ability to deliver on its mandate.

The Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that nothing has come to its attention indicating that the group's system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

EXTERNAL AUDIT

AUDIT FIRM ROTATION

During 2021 the Committee took the decision to early adopt mandatory audit firm rotation and conclude an audit tender process. The Committee led the tender process to identify a new independent registered auditor to replace EY from 1 January 2023, as this allows for an appropriate handover period. A closed tender process was followed, and Deloitte, KPMG and PwC were requested to submit tenders. Following a comprehensive process, the Committee took a decision to nominate PwC for appointment as the independent registered auditor, under the leadership of lead engagement partner Johan Potgieter, subject to shareholder approval at the AGM on 16 May 2022.

ASSESSMENT ON EY

The current auditors EY are level 1 B-BBEE contributors. The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the financial results of the group. During August 2021, the annual integrated audit plan, the associated fees and the 2021 global engagement letter were tabled at the Committee for consideration and approval. During the year the Committee considered the responses of the auditors on how they are managing the audit in the context of the COVID-19 pandemic and the related impact on their assurance process.

As Chairperson, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Committee has also considered, during its evaluation of EY, factors such as:
- the tenure of service;

- the rotation of the engagement partner for the 2021 financial year, and subsequent changes to the senior team;
- the quality of planning, delivery and execution of the audit;
- quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner;
- the results of the most recent IRBA regulator review and the responses of the External Auditor on observations raised in this report;
- the outcome of the quality assessment review performed during 2021; and
- the robustness of the audit, including the audit team's ability to challenge management as well as demonstrate professional skepticism and independence.

In addition, in considering the re-appointment of the External Auditor at the AGM, the Committee considered paragraph 3.84(g)(iii) and section 22.15(h) of the JSE Listings Requirements. and is satisfied that the External Auditor is accredited on the JSE list of Auditors and Accounting Specialists, and that the lead audit partner responsible for performing the functions of the auditor, does not appear on the JSE list of disqualified individual auditors.

To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Committee has established that the sum of the non- audit and tax fees in a year must not exceed 25% of the sum of the audit and audit related fees in the year. The Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and is comfortable that the external auditor's independence has not been impaired.

During 2021, the external audit fees were $8.01m comprising of audit services of $5.87m, audit related services of $2.10m, non-audit services of $0.01m and tax services of $0.03m. The latter two amounts constituted 0.5% of the audit and audit related fee, well within the allowed maximum of 25%.

The Committee did not note any significant adverse findings and considers the service provided by the External Auditor to have been independent, effective and robust and therefore recommends their reappointment for the 2022 audit.

FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER

The Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Committee further reviewed the expertise and experience of the Chief Financial Officer, Christine Ramon, and was satisfied with the appropriateness thereof.

In evaluating the finance function, including considering the input of the senior finance team during private meetings held before each scheduled meeting with the Chairperson, the Committee concluded that:
- the finance function's management philosophy and control environment were consistent;
- management of the finance function has provided the required guidance to operations during the year including managing the risks presented by the COVID-19 pandemic;
- the organisational structure of the finance function was appropriately designed, having the required authority and responsibility that promoted accountability and control, taking into account the immediate impact of the new operating model;
- the finance function had properly applied accounting principles in the preparation of the financial statements and the accounting of complex and non-routine transactions; and
- the group's financial reporting procedures were effective and reliable.

AngloGold Ashanti announced that Christine Ramon has elected to take early retirement from her role as Chief Financial Officer from 30 June 2022. Christine has significantly contributed to the financial health of AngloGold Ashanti during her tenor as Chief Financial Officer. The Committee expresses their gratitude to Christine for the professional manner in which the financial affairs of AngloGold Ashanti were managed, especially during some challenging times, and wishes her well for the future.

TAX GOVERNANCE AND STRATEGY

The Committee approved the group's tax strategy and tax management policy, which together, set out the group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the Integrated Report <IR>.

The Committee received and reviewed detailed quarterly reports on the group's tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, indirect taxes (including any claims from revenue authorities), status of the group's tax compliance globally and relevant global fiscal developments impacting the group's tax status.

WHISTLEBLOWING

The Committee received quarterly updates on AngloGold Ashanti's whistleblowing process. Where appropriate the Committee directly oversees the investigation of whistle-blowing reports. The Committee is comfortable that the whistle-blowing process is robust and that each report received is taken seriously and rigorously investigated.

As part of the new operating model design and ongoing implementation, the Committee has overseen the transfer of the full accountability for the administration of the whistle-blowing process to the Vice President Group Compliance.

Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function, the content of the Company's and group's financial statements or questionable accounting or auditing matters that were significant to the group's annual financial statements.

STATEMENT OF INTERNAL CONTROL

The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the Committee.

The Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both Group Internal Audit and the External Auditor on the results of their audits, led to the conclusion that nothing has come to the attention of the Committee that caused it to believe that the Company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

ANNUAL FINANCIAL STATEMENTS

The Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2021 and concluded that it complies, in all material aspects, with the requirements of the Companies Act, International Financial Reporting Standards, and JSE Listings Requirements. The Committee therefore recommended the approval of the annual financial statements to the board.

EVENTS POST PERIOD END

Management confirmed to the Committee that all significant post period-end events have been appropriately considered and disclosed in the condensed interim and annual financial statements.

LOOKING FORWARD

The Committee recognises that its work is increasingly broad and complex and as a committee we are required to stay on top of developments impacting AngloGold Ashanti. During 2022, the Committee will monitor the:
- appointment of a new Chief Financial Officer and support the onboarding and induction process;
- finalisation of the implementation of the new operating model and any impact thereof on the internal control environment;
- continuing ramp-up of the Obuasi operations to a steady 4,000 tonnes per day and the associated accounting implications;
- cyber environment and the group's prevention and defense capabilities in terms of risk exposure (both for information technology and operations technology); and
- commencement of the transition process from EY to PwC in terms of Mandatory Audit Firm rotation for the 2023 financial year.

CONCLUSION

The Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities, and terms of reference during the year under review. In signing this report on behalf of the Committee, I would like to thank my fellow committee members, the External Auditor, Group Internal Audit, and management for their contributions to the Committee during this challenging financial year.

Alan Ferguson
Chairperson: Audit and Risk Committee
29 March 2022

DIRECTORS' APPROVAL

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2021 were approved by the board of directors on 29 March 2022 and are signed on its behalf by:

DIRECTORS
MDC Ramos, Chairperson
A Calderon, Chief Executive Officer
AM Ferguson, Chairperson: Audit and Risk Committee

DIRECTORS' RESPONSIBILITY STATEMENT

The director and prescribed officer, whose names are stated below, hereby confirm that –

(a) the annual financial statements set out on pages 16 to 109, fairly present in all material respects the financial position, financial performance and cash flows of the issuer in terms of IFRS;

(b) no facts have been omitted or untrue statements made that would make the annual financial statements false or misleading;

(c) internal financial controls have been put in place to ensure that material information relating to the issuer and its consolidated subsidiaries have been provided to effectively prepare the financial statements of the issuer; and

(d) the internal financial controls are adequate and effective and can be relied upon in compiling the annual financial statements, having fulfilled our role and function within the combined assurance model pursuant to principle 15 of the King Code. Where we are not satisfied, we have disclosed to the audit committee and the auditors the deficiencies in design and operational effectiveness of the internal financial controls and any fraud that involves directors, and have taken the necessary remedial action.

A Calderon, Chief Executive Officer
KC Ramon, Chief Financial Officer

SECRETARY'S CERTIFICATE

In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the Company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Companies Act, and that all such returns and notices are true, correct and up-to-date.

L Goliath
Company Secretary
Johannesburg
29 March 2022

AFFIRMATION OF FINANCIAL STATEMENTS

In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2021, have been audited by EY, the Company's independent external auditors, whose unqualified audit opinion can be found under Independent Auditor's Report, on page 12.

The financial statements have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the SVP: Group Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the Chief Executive Officer.

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER

NATURE OF BUSINESS

AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in these jurisdictions as well as North America. At certain of its operations, AngloGold Ashanti produces silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti's annual report website www.aga-reports.com.

SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI'S ISSUED SHARE CAPITAL

As at 31 December 2021, the Public Investment Corporation (PIC) held 10.62% of the Company's issued share capital. No other shareholder held more than 10% of the Company's issued share capital. This does not take into account the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti American Depository Receipt (ADR) programme.

SHARE CAPITAL

AUTHORISED

The authorised share capital of AngloGold Ashanti as at 31 December 2021 was made up as follows:

Currency and commodity assumptions	SA Rands
600,000,000 ordinary shares of 25 South African cents each	150,000,000
2,000,000 A redeemable preference shares of 50 South African cents each	1,000,000
5,000,000 B redeemable preference shares of 1 South African cent each	50,000
30,000,000 C redeemable preference shares of no par value	0

The following are the movements in the issued and unissued share capital from 1 January 2021 to 28 February 2022:

ISSUED

Ordinary shares	Number of Shares 2021	Value SA Rands 2021	Number of Shares 2020	Value SA Rands 2020
At 1 January	416,890,087	104,222,522	415,301,215	103,825,304
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	611,365	152,841	1,588,872	397,218
At 31 December[(1)]	417,501,452	104,375,363	416,890,087	104,222,522
At 31 December[(1)]	417,501,452	104,375,363		
Issued subsequent to year-end:				
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	439,407	109,852		
At 28 February 2022	417,940,859	104,485,215		

[(1)] *Share capital of $17m (2020: $17m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 23.*

Redeemable preference shares

The A and B redeemable preference shares, were redeemed during December 2021 and the preference share certificates cancelled. C redeemable preference shares which may only be issued to AngloGold Ashanti Limited or its subsidiaries, have not been issued at 29 March 2022. The cancellation of all authorised A, B and C redeemable preference shares is in process.

Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 23.

UNISSUED ORDINARY SHARES

	Number of ordinary shares	
	2021	2020
At 1 January	183,109,913	184,698,785
Issued during the year	(611,365)	(1,588,872)
At 31 December	182,498,548	183,109,913
Issues subsequent to year-end	(439,407)	
At 28 February 2022	182,059,141	

ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

Pursuant to the general authority granted by shareholders at the AGM held on 4 May 2021, 5% of the shares in issue as at 19 April 2021 were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. The total number of shares placed under the control of the directors was 20,862,088. No shares were issued during 2021 by the directors under this authority, which will expire at the close of the next AGM, unless renewed.

Shareholders will therefore be requested to renew this general authority at the next AGM by placing 5% of the number of shares in issue under the control of the directors, to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the JSE Listings Requirements shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash, other than by means of a rights offer to shareholders, in order to enable the Company to take advantage of business opportunities which may arise in the future.

DEPOSITARY INTERESTS

American Depositary Shares

At 31 December 2021, the Company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE) 135,501,107 (2020: 145,927,871), American Depositary Shares (ADSs). Each ADS represents one AngloGold Ashanti ordinary share. At 28 February 2022, there were 131,360,965 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2021, the Company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 92,677,920 (2020: 91,955,120) CHESS Depositary Interests (CDI). Each CDI represents one-fifth of an AngloGold Ashanti ordinary share and carries the right to one vote. At 28 February 2022 there were 92,677,920 CDI's in issue.

Ghanaian Depositary Shares

At 31 December 2021, the Company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 15,767,100 Ghanaian Depositary Shares (GhDSs) (2020: 15,767,100).One hundred GhDSs represent one AngloGold Ashanti ordinary share and carry the right to one vote. At 28 February 2022, there were 15,767,100 GhDSs in issue.

ANGLOGOLD DEFERRED SHARE PLAN (DSP)

On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan (DSP), to commence effective 1 January 2018 The DSP, was introduced effective 1 January 2018 and was designed to better align the interests of management with those of shareholders by, among others rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, health, governance, community relations and human capital disciplines.

The scope of participation for the DSP include Executive Directors, members of the Executive Committee and senior management employees of the Company and its subsidiaries. These participants are allocated units with the opportunity to acquire shares in the Company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executives and senior management employees are aligned with the shareholders' interests, providing rewards to the executives and senior management employees and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved. All share awards which remain unexercised by the tenth-year anniversary from the date of grant, automatically lapse for no value.

Non-Executive Directors are not eligible to participate in the DSP.

CHANGES IN OPTIONS AND AWARDS

In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options, awards and share units granted and the ordinary shares issued as a result of the vesting and/or exercise of options, awards and share units during the period 1 January 2021 to 28 February 2022 are disclosed below:

	Bonus Share Plan	Long-term Incentive Plan	Deferred Share Plan	Total Share Incentive Scheme
At 1 January 2021	1,005,977	111,562	2,289,762	3,407,301
Movement during year				
- Granted[1]	—	—	1,185,348	1,185,348
- Exercised	(156,294)	(2,333)	(459,913)	(618,540)
- Lapsed/forfeited	—	—	(322,814)	(322,814)
At 31 December 2021	849,683	109,229	2,692,383	3,651,295
Subsequent to year-end				
Exercised	(44,005)	—	(436,192)	(480,197)
Forfeited	—	—	(35,586)	(35,586)
At 28 February 2022	805,678	109,229	2,220,605	3,135,512

[1]   Awards were granted at no cost to participants.

DIVIDEND POLICY

Dividends are proposed by management, and approved by the board of directors of AngloGold Ashanti, based on the Company's financial performance. The Company increased the dividend pay-out ratio to 20% of free cash flow, before growth capital expenditure in November 2020, up from 10% previously, in recognition of the increase in profit margins and the ongoing reduction in borrowings and leverage. The Company also doubled the frequency of pay-outs to semi-annual payments from 2021. The dividend policy provides for the dividend to be based on 20% of the free cash flow, before growth capital expenditure, generated by the business for that financial year. Furthermore, the board will continue to exercise discretion in determining the quantum of the dividend, dependent on market conditions. As before, proceeds from asset sales are excluded from this formula.

For the six months ended 30 June 2021, the board of AngloGold Ashanti declared a gross cash dividend per ordinary share of 87.00 South African cents (assuming an exchange rate of ZAR 14.50/$, the gross dividend payable per ADS was equivalent to 6 US cents).

For the year ended 31 December 2021, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217.00 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).

The board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The continuation of the dividend reflects effective capital discipline and management's commitment to improving shareholder returns. The board has performed the solvency and liquidity tests as required by the Companies Act.

Dematerialised shareholders on the South African share register received payment of their dividends electronically through their Central Securities Depository Participant or broker. Certificated shareholders, who have made this election, received their dividends electronically via an electronic funds transfer directly into their mandated bank accounts. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

WITHHOLDING TAX

Withholding tax of 20% on dividends and other distributions payable to shareholders are in effect from 1 March 2017.

BORROWINGS

The Company's borrowing powers are unlimited pursuant to the Company's Memorandum of Incorporation. As at 31 December 2021, the group's gross borrowings (excluding lease liabilities) totalled $1,909m (2020: $1,931m).

OTHER MATTERS

SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW

AngloGold Ashanti Submits Proposal to Acquire Corvus - On 13 July 2021, AngloGold Ashanti announced that a non-binding proposal had been submitted to the Board of Directors of Corvus Gold Inc. (Corvus) to acquire for cash all of the issued and outstanding common shares of Corvus which the Company did not already beneficially own. The proposed combination of Corvus' existing exploration assets with AngloGold Ashanti's assets in the near vicinity would further consolidate one of the largest new gold districts in Nevada and would provide the opportunity for AngloGold Ashanti to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in this premier mining jurisdiction.

Climate Change Disclosure and Commitment - In an open letter by the CEOs of companies which are members of the International Council on Metals and Minerals (ICMM) on 5 October 2021, as an ICMM member, AngloGold Ashanti was part of making a landmark climate change commitment to achieve net zero greenhouse gas emissions by 2050 or sooner. Since 2008, AngloGold Ashanti has almost halved its greenhouse gas emissions, an achievement which provides the foundation for the next leg in the Company's climate change journey. On 23 December 2021, the Company published its inaugural Climate Change Report 2020/21 in line with the guidelines and recommendation of the Task Force on Climate-Related Financial Disclosures.

AngloGold Ashanti's Bond Refinancing Transaction - On 22 October 2021, AngloGold Ashanti completed an offering of $750m aggregate principal amount of 3.375% notes due 2028. The notes were issued by AngloGold Ashanti Holdings plc (the "Issuer"), a direct wholly-owned subsidiary of the Company, and are unsecured and fully and unconditionally guaranteed by the Company. On 18 October 2021, the Issuer also launched a cash tender offer for its $750m aggregate principal amount of 5.125% notes due 2022 (the "Existing Notes"). Following expiration of the tender offer, the Issuer repurchased $307,136,000 aggregate principal amount of Existing Notes at a purchase price of $317,735,263. Subsequently, on 26 November 2021, the Issuer redeemed the remaining outstanding Existing Notes (which had not been validly tendered and accepted for payment in such tender offer) at a redemption price of $456,451,068 plus accrued and unpaid interest on the principal amount of the notes of $7,250,360.

Change in external auditor - On 19 November 2021, the Company advised shareholders that following the conclusion of a comprehensive tender process, the Audit and Risk Committee has recommended, the proposed appointment of PricewaterhouseCoopers Inc. (PwC) as the external auditor of AngloGold Ashanti with effect from the financial year 2023. The change in external auditor was initiated by AngloGold Ashanti's decision to early adopt mandatory audit firm rotation. This appointment will be submitted to shareholders for approval at the AGM of the Company scheduled for May 2022. EY will continue as external auditor of AngloGold Ashanti in respect of the financial years 2021 and 2022.

SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END

AngloGold Ashanti Announces Completion of Acquisition of Corvus

On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. ("Corvus"), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus. Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti group) received C$4.10 in cash per Corvus share.

The acquisition, deemed to be an asset acquisition under IFRS, resulted in a total consideration of $445m, including a non-cash consideration of $80m. The non-cash consideration represents the fair value of the 19.5% Corvus investment held by the group, prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The total consideration will be allocated to the acquired assets and assumed liabilities based on their estimated relative fair values on the acquisition date, which primarily consist of leased mineral properties and exploration results. Management is finalising the assessment of certain inputs and assumptions and gathering information that may impact the identification and fair value of the net assets.

Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217.00 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).

MATERIAL CHANGE

There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the six months and year ended 31 December 2021 on 22 February 2022 and the date of this report. The results for the year ended 31 December 2021 were audited by EY, who issued an unqualified audit report on 29 March 2022.

ANNUAL GENERAL MEETING

At the 77th AGM held on Tuesday, 4 May 2021, shareholders passed resolutions relating to the:
- Re-election of Mr Alan Ferguson, Mrs Christine Ramon and Mr Jochen Tilk as directors of the board;
- Election of Dr Kojo Busia as a director of the board;
- Appointment of the Audit and Risk Committee members being Mr Alan Ferguson, Mr Rhidwaan Gasant, Ms Maria Richter, Mr Jochen Tilk and Ms Nelisiwe Magubane;
- Re-appointment of EY as independent External Auditor of the Company;
- General authority to directors to allot and issue ordinary shares;
- Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report;
- Remuneration of non-executive directors;
- General authority to acquire the Company's own shares;
- General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
- General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act; and
- Directors' authority to implement special and ordinary resolutions.

Notice of the 78th AGM to be held entirely by way of electronic communication at 13:00 (South African time) on 16 May 2022, is printed as a separate document and distributed to shareholders in accordance with the Companies Act.

DIRECTORATE AND SECRETARY

During the period 1 January 2021 to 31 December 2021, the following changes occurred:

- On 1 September 2021, Mr. Alberto Calderon became Chief Executive Officer (CEO) and a member of the Company's Executive Committee. Effective 1 September 2021, Mr. Calderon also joined the Company's Board of Directors (board) as an Executive Director. Mr. Calderon currently does not serve as a member of any of the committees of the board.

- Effective 1 September 2021, Ms. Christine Ramon, who served as interim CEO, resumed her role as Chief Financial Officer (CFO) of the Company, remaining a member of the Executive Committee and the Board, and Mr. Ian Kramer, who served as interim CFO, resumed his role as Senior Vice President: Group Finance, stepping down from the Executive Committee.

- On 18 November 2021, the Company announced the appointment of Mr. Scott P Lawson as an independent non-executive director of the Company with effect from 1 December 2021. Mr. Lawson serves as a member of the Investment Committee and the Social, Ethics and Sustainability Committee.

- On 22 February 2022, the Company announced that Christine Ramon has elected to take early retirement from her role as CFO at the end of June 2022. A process to identify a new CFO has commenced.

Company Secretary

On 20 December 2021, the Company announced the resignation of Ms Lucy Mokoka as Group Company Secretary with effect from 31 December 2021 and the appointment of Ms Leeanne Goliath as Group Company Secretary with effect from 1 January 2022.

The name, business and postal address of the Company Secretary are set out under Administrative Information on page 113.

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the Company at 31 December 2021, individually did not exceed 1% of the Company's issued ordinary share capital and are disclosed in note 31 of the group financial statements.

Details of service contracts of Directors and Prescribed Officers

In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report <IR>.

ANNUAL FINANCIAL STATEMENTS

The financial statements set out fully the financial position, results of operations and cash flows of the group and the Company for the financial year ended 31 December 2021.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the Company, in conformity with the Companies Act, and the Memorandum of Incorporation, and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents, at 31 December 2021 amounted to $1,154m (2020: $1,330m), and together with cash budgeted to be generated from operations in 2022 and the net incremental borrowing facilities available, are in management's view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2021, it is appropriate to prepare these financial statements on a going concern basis.

Based on the results of a formal documented review of the Company's system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2021:

- information and explanations provided by line management;
- discussions held with the External Auditors on the results of the year-end audit; and
- the assessment by the Audit and Risk Committee,

the board has concluded that nothing has come to its attention that caused it to believe that the Company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The directors are of the opinion that these financial statements fairly present the financial position of the Company and group at 31 December 2021 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.

The External Auditor, EY, is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor's Report, on page 12 of this report.

The Company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission (SEC) by no later than 30 April 2022. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

INVESTMENTS

Particulars of the group's principal subsidiaries and operating entities are presented in this report on page 108.



EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
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ey.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of AngloGold Ashanti Limited

REPORT ON THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

Opinion

We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited and its subsidiaries (the group) and company set out on pages 16 to 109 which comprise the consolidated and separate statements of financial position as at 31 December 2021, and the consolidated and separate income statement, consolidated and separate statement of comprehensive income, consolidated and separate statement of changes in equity and consolidated and separate statement of cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the group and company as at 31 December 2021, and its consolidated and separate financial performance and its consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and the requirements of the Companies Act of South Africa.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the consolidated and separate financial statements* section of our report. We are independent of the group and company in accordance with the Independent Regulatory Board for Auditors' Code of Professional Conduct for Registered Auditors (IRBA Code) and other independence requirements applicable to performing audits of financial statements of the group and company and in South Africa. We have fulfilled our other ethical responsibilities in accordance with the IRBA Code and in accordance with other ethical requirements applicable to performing audits of the group and company and in South Africa. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of the audit of the consolidated and separate financial statements as a whole, and in forming the auditor's opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the Audit of the consolidated and separate financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated and separate financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated and separate financial statements.

The Key Audit Matters relate to the audit of the consolidated financial statements.

Key Audit Matter (KAM)	How the matter was addressed in the audit
Geita VAT recoverability (Consolidated KAM) As disclosed in Note 1.2 and Note 20 to the consolidated financial statements, at 31 December 2021, the Company's Geita mine has recorded $187 million of VAT receivables due from the Tanzanian Revenue Authority (TRA). An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses incurred in the production of raw minerals which are to be exported, resulting in Geita's VAT input claims being disqualified since then by the TRA. In 2019, an amendment issued by the Tanzanian Ministry of Minerals, effective 22 February 2019, provided clarity on the definition of raw minerals. The Finance Amendment act became effective from 1 July 2020 which deleted the disqualification of Input VAT claims. The change is not retrospective and therefore VAT input claims and offsets from July 2017 to June 2020 remain disallowed. Further correspondence was received from the TRA in early 2021 in which the TRA state that they continue to disallow the claims between July 2017 to June 2020. Significant auditor judgment, including the involvement of our tax specialists, was required in assessing whether the TRA will apply the definition of raw minerals to the historical claims and how the TRA will apply the legal rulings and related recovery mechanisms in relation to VAT offsetting against taxable income, based on the correspondence received to date and its impact on historical conclusions. During the period, an additional legal opinion was obtained by management regarding the raw mineral definition. This required us to undertake additional discussions with management and their legal counsel in assessing whether the new correspondence impacted historic conclusions. Auditing the expected timing of recovery of the VAT receivables and the probability weighted discounting scenarios thereof, also required significant auditor judgement. This is because the timing and likelihood of VAT offsetting needs to consider factors such as the ongoing correspondence and meetings with the Tanzanian authorities and the experience to date of offsetting VAT against income taxes. In addition, the ability to offset VAT depends on forecasts of Geita's available taxable income, which includes judgments around Geita's business plan.	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company's assessment of tax law and the process to estimate the recoverability of the VAT receivable. We read correspondence between management and the Tanzanian authorities, including correspondence related to the tax returns and assessments received during the period to evaluate management assumptions primarily related to definition of raw minerals and the expected timing of the VAT recoverability. Our audit procedures included, among others, reading external legal counsel opinions obtained by management to support their interpretation of the tax legislation for offsets of the manner undertaken or proposed by the Company and to support management's view that gold ore bars are not a raw mineral as defined. We also discussed external legal counsel's interpretation of tax legislation with external legal counsel directly. We held meetings with the management team responsible for the resolution of the VAT matter to understand the processes that management are following, progress made to date, and the content of discussions to resolve the VAT matter with the Tanzanian authorities. We involved our tax professionals to assist us to evaluate the recoverability of the VAT receivable based on the above correspondence and their interpretation of legislation, including historical payments and offsets received to date for claims in the period July 2017 to June 2020. We tested the judgements around the timing of VAT offsetting, by comparing the Company's business plan to historical performance. We also evaluated the reasonableness of the annual percentage of VAT to corporate tax offset and the probability weighted discounting scenarios by considering recent developments with the relevant authorities and the interpretations by management and their external legal counsel of the relevant tax legislations, as well as the experience to date of offsetting VAT against income taxes. We evaluated the reasonableness of management's assumptions by performing a sensitivity analysis using alternative probability weighted discounting scenarios.

Environmental rehabilitation obligations (Consolidated KAM)	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Group's process to estimate rehabilitation and decommissioning provisions. For example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future rehabilitation costs.
At 31 December 2021 the provision for decommissioning and the provision for restoration in aggregate amounted to $673 million in the consolidated financial statements.	
The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Group's rehabilitation and decommissioning provision was complex due to the significance, as well as the high estimation uncertainty, of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to change due to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty and thus requires specific focus each year and the involvement of specialists on our team.	With the support of our valuation specialists, we assessed management's macro-economic assumptions in their rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates.
	We tested the mathematical accuracy of the valuation models. We compared the timing of the expected cash flows with reference to the life of mine plans for the respective mines. We compared the current year cash flow assumptions to those of the prior year and considered management's explanations where these have changed or deviated. We compared the cost rates used by management to publicly available information, as well as ongoing rehabilitation activities undertaken by the Company.
The consolidated disclosures are included in Note 1.2 and Note 25 to the consolidated financial statements.	
	With the support of our environmental specialists, we inquired of operational management whether additional environmental damage occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan. We inspected reports of the Group's mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management.
	We, together with our environmental specialists, evaluated the reports prepared by management in the calculation of the provision.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the 113-page document titled AngloGold Ashanti Limited Annual Financial Statements December 2021, which includes the Audit and Risk Committee – Chairman's letter, Directors' Approval, Directors' Responsibility Statement, Secretary's Certificate, Affirmation of Financial Statements and Directors' Report as required by the Companies Act of South Africa, the 146-page document titled Integrated Report 2021, the 57-page document titled Sustainability Report 2021, the 210-page document titled Mineral Resource and Ore Reserve Report and 56-page document titled Notice of Meeting 2021. The other information does not include the consolidated and separate financial statements and our auditor's report thereon.

Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Consolidated and Separate Financial Statements

The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and separate financial statements, the directors are responsible for assessing the group and company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group and company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated and Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group and company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group and company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the group and/or company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

In terms of the IRBA Rule published in Government Gazette Number 39475, dated 04 December 2015, we report that Ernst & Young Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-eight years. Ernst & Young Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998 all of Anglo American's other individually listed gold mines, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal Reefs Exploration and Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold Limited in 1998, and in 2004 to AngloGold Ashanti Limited. Ernst & Young Inc. was retained as auditor of AngloGold Limited (and AngloGold Ashanti Limited) and has been the auditor of the expanded Company for twenty-four years. We confirm that we are independent in accordance with the Independent Regulatory Board for Auditors' Code of Professional Conduct for Registered Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.

Ernst & Young Inc.
Fatima Norkie - Director
Chartered Accountant (SA)
Registered Auditor
Johannesburg, South Africa
29 March 2022

GROUP - INCOME STATEMENT

For the year ended 31 December

US dollar millions	Notes	2021	2020	2019
Continuing operations				
Revenue from product sales	3	**4,029**	4,427	3,525
Cost of sales	4	**(2,857)**	(2,699)	(2,626)
(Loss) gain on non-hedge derivatives and other commodity contracts		**—**	(19)	5
Gross profit	2	**1,172**	1,709	904
Corporate administration, marketing and related expenses		**(73)**	(68)	(82)
Exploration and evaluation costs		**(164)**	(124)	(112)
Impairment, derecognition of assets and profit (loss) on disposal		**11**	(1)	(6)
Other expenses	5	**(136)**	(57)	(83)
Operating profit		**810**	1,459	621
Interest income		**58**	27	14
Dividend received		**—**	2	—
Foreign exchange and fair value adjustments		**(43)**	—	(12)
Finance costs and unwinding of obligations	6	**(116)**	(177)	(172)
Share of associates and joint ventures' profit	7	**249**	278	168
Profit before taxation		**958**	1,589	619
Taxation	10	**(312)**	(625)	(250)
Profit after taxation from continuing operations		**646**	964	369
Discontinued operations				
Profit (loss) from discontinued operations		**—**	7	(376)
Profit (loss) for the year		**646**	971	(7)
Allocated as follows:				
Equity shareholders				
Continuing operations		**622**	946	364
Discontinued operations		**—**	7	(376)
Non-controlling interests				
Continuing operations		**24**	18	5
		646	971	(7)
Basic earnings (loss) per ordinary share (cents)	11	**148**	227	(3)
Earnings per ordinary share from continuing operations		**148**	225	87
Earnings (loss) per ordinary share from discontinued operations		**—**	2	(90)
Diluted earnings (loss) per ordinary share (cents)	11	**148**	227	(3)
Earnings per ordinary share from continuing operations		**148**	225	87
Earnings (loss) per ordinary share from discontinued operations		**—**	2	(90)

GROUP - STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

US dollar millions	2021	2020	2019
Profit (loss) for the year	646	971	(7)
Items that will be reclassified subsequently to profit or loss:	(22)	38	—
Exchange differences on translation of foreign operations	(22)	38	—
Items that will not be reclassified subsequently to profit or loss:	(83)	86	14
Exchange differences on translation of non-foreign operations	(3)	(16)	4
Net (loss) gain on equity investments	(73)	98	6
Actuarial (loss) gain recognised	(1)	10	2
Deferred taxation thereon	(6)	(6)	2
Other comprehensive (loss) income for the year, net of tax	(105)	124	14
Total comprehensive income for the year, net of tax	541	1,095	7
Allocated as follows:			
Equity shareholders			
Continuing operations	517	1,121	378
Discontinued operations	—	(44)	(376)
Non-controlling interests			
Continuing operations	24	18	5
	541	1,095	7

GROUP - STATEMENT OF FINANCIAL POSITION

As at 31 December

US dollar millions	Notes	2021	2020	2019
ASSETS				
Non-current assets				
Tangible assets	13	**3,460**	2,884	2,592
Right of use assets	14	**175**	142	158
Intangible assets	15	**122**	131	123
Investments in associates and joint ventures	17	**1,647**	1,651	1,581
Other investments	18	**117**	188	76
Inventories	19	**27**	69	93
Trade, other receivables and other assets	20	**237**	235	122
Deferred taxation	27	**7**	7	105
Cash restricted for use	21	**32**	31	31
		5,824	5,338	4,881
Current assets				
Other investments	18	**—**	—	10
Inventories	19	**703**	733	632
Trade, other receivables and other assets	20	**260**	229	250
Cash restricted for use	21	**26**	42	33
Cash and cash equivalents	22	**1,154**	1,330	456
		2,143	2,334	1,381
Assets held for sale		**—**	—	601
		2,143	2,334	1,982
Total assets		**7,967**	7,672	6,863
EQUITY AND LIABILITIES				
Share capital and premium	23	**7,223**	7,214	7,199
Accumulated losses and other reserves		**(3,214)**	(3,519)	(4,559)
Shareholders' equity		**4,009**	3,695	2,640
Non-controlling interests		**52**	45	36
Total equity		**4,061**	3,740	2,676
Non-current liabilities				
Borrowings	24	**1,858**	1,789	1,299
Lease liabilities	14	**124**	116	126
Environmental rehabilitation and other provisions	25	**729**	731	697
Provision for pension and post-retirement benefits	26	**77**	83	100
Trade, other payables and provisions	28	**7**	8	15
Deferred taxation	27	**313**	246	241
		3,108	2,973	2,478
Current liabilities				
Borrowings	24	**51**	142	734
Lease liabilities	14	**61**	37	45
Trade, other payables and provisions	28	**647**	627	586
Taxation	29	**39**	153	72
		798	959	1,437
Liabilities held for sale		**—**	—	272
		798	959	1,709
Total liabilities		**3,906**	3,932	4,187
Total equity and liabilities		**7,967**	7,672	6,863

GROUP - STATEMENT OF CASH FLOWS

For the year ended 31 December

US dollar millions	Notes	2021	2020	2019
Cash flows from operating activities				
Receipts from customers		4,054	4,411	3,535
Payments to suppliers and employees		(2,701)	(2,583)	(2,433)
Cash generated from operations	30	1,353	1,828	1,102
Dividends received from joint ventures		231	148	77
Taxation refund	29	20	—	7
Taxation paid	29	(336)	(431)	(228)
Net cash inflow from operating activities from continuing operations		1,268	1,545	958
Net cash inflow from operating activities from discontinued operations		—	109	89
Net cash inflow from operating activities		1,268	1,654	1,047
Cash flows from investing activities				
Capital expenditure				
- project capital		(392)	(331)	(336)
- stay-in-business capital		(635)	(370)	(367)
Interest capitalised and paid		(14)	(17)	(6)
Acquisition of intangible assets		(1)	(1)	—
Dividends from other investments		22	9	—
Proceeds from disposal of tangible assets		25	3	3
Other investments and assets acquired		(4)	(8)	(9)
Proceeds from disposal of other investments		—	9	3
Investments in associates and joint ventures		—	—	(5)
Proceeds from disposal of joint ventures		2	26	—
Loans advanced		(15)	—	—
Loans advanced to associates and joint ventures		—	—	(3)
Loans repaid by associates and joint ventures		—	12	23
Recognition of joint operation - cash		—	2	—
Proceeds from disposal of discontinued assets and subsidiaries		—	200	—
Decrease (increase) in cash restricted for use		14	(9)	—
Interest received		58	27	14
Net cash outflow from investing activities from continuing operations		(940)	(448)	(683)
Net cash outflow from investing activities from discontinued operations		—	(31)	(54)
Cash in subsidiaries sold and transferred to held for sale		—	3	(6)
Net cash outflow from investing activities		(940)	(476)	(743)
Cash flows from financing activities				
Proceeds from borrowings		822	2,226	168
Repayment of borrowings		(820)	(2,310)	(123)
Repayment of lease liabilities		(63)	(47)	(42)
Finance costs - borrowings	24	(111)	(110)	(128)
Finance costs - leases		(9)	(8)	(9)
Other borrowing costs		(35)	(33)	—
Dividends paid		(240)	(47)	(43)
Net cash outflow from financing activities from continuing operations		(456)	(329)	(177)
Net (decrease) increase in cash and cash equivalents		(128)	849	127
Translation		(48)	25	—
Cash and cash equivalents at beginning of period		1,330	456	329
Cash and cash equivalents at end of period	22	1,154	1,330	456

GROUP - STATEMENT OF CHANGES IN EQUITY

US dollar millions	Share capital and premium	Other capital reserves[1]	Retained earnings (Accumulated losses)[2]	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve[3]	Total	Non-controlling interests	Total equity
	Equity holders of the parent								
Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the year	—	—	(12)	—	—	—	(12)	5	(7)
Other comprehensive income (loss)	—	—	—	8	2	4	14	—	14
Total comprehensive income (loss)	—	—	(12)	8	2	4	2	5	7
Shares issued	28	—	—	—	—	—	28	—	28
Share-based payment for share awards net of exercised	—	(10)	—	—	—	—	(10)	—	(10)
Dividends paid (note 12)	—	—	(27)	—	—	—	(27)	—	(27)
Dividends of subsidiaries	—	—	—	—	—	—	—	(16)	(16)
Transactions with non-controlling interests	—	(4)	—	—	—	—	(4)	4	—
Translation	—	1	(2)	—	—	—	(1)	1	—
Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit (loss) for the year	—	—	953	—	—	—	953	18	971
Other comprehensive income (loss)	—	—	—	92	10	22	124	—	124
Total comprehensive income (loss)	—	—	953	92	10	22	1,077	18	1,095
Shares issued	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	(3)	—	—	—	—	(3)	—	(3)
Dividends paid (note 12)	—	—	(38)	—	—	—	(38)	—	(38)
Dividends of subsidiaries	—	—	—	—	—	—	—	(9)	(9)
Recognition of joint operation	—	—	4	—	—	—	4	—	4
Transfer on disposal and derecognition of equity investments	—	—	6	(6)	—	—	—	—	—
Translation	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2020	**7,214**	**77**	**(2,341)**	**131**	**1**	**(1,387)**	**3,695**	**45**	**3,740**
Profit (loss) for the year	—	—	**622**	—	—	—	**622**	**24**	**646**
Other comprehensive income (loss)	—	—	—	**(78)**	**(2)**	**(25)**	**(105)**	—	**(105)**
Total comprehensive income (loss)	—	—	**622**	**(78)**	**(2)**	**(25)**	**517**	**24**	**541**
Shares issued	**9**	—	—	—	—	—	**9**	—	**9**
Share-based payment for share awards net of exercised	—	**11**	—	—	—	—	**11**	—	**11**
Dividends paid (note 12)	—	—	**(224)**	—	—	—	**(224)**	—	**(224)**
Dividends of subsidiaries	—	—	—	—	—	—	—	**(16)**	**(16)**
Translation	—	**(4)**	**6**	—	**(1)**	—	**1**	**(1)**	—
Balance at 31 December 2021	**7,223**	**84**	**(1,937)**	**53**	**(2)**	**(1,412)**	**4,009**	**52**	**4,061**

(1) Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $9m (2020: $10m; 2019: $10m), surplus on equity transaction of joint venture of $36m (2020: $36m; 2019: $36m), equity items for share-based payments of $41m (2020: $33m; 2019: $39m) and other reserves.

(2) Included in accumulated losses are retained earnings totalling $389m (2020: $391m; 2019: $378m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

(3) Foreign currency translation reserve includes a loss of $1,399m (2020: $1,396m; 2019: $1,380m) that will not re-cycle through the Income statement on disposal of the non-foreign operations, and a loss of $13m (2020: $9m gain: 2019: $29m loss) relating to the foreign operations that will re-cycle through the Income statement on disposal.

GROUP - NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

1   ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

The consolidated and Company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB), SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.

NEW STANDARDS AND INTERPRETATIONS ISSUED

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2021. The adoption of the new standards, interpretations and amendments effective from 1 January 2021 had no material impact on the group and company.

AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years.

The following amendments issued by the IASB are not yet effective:

IAS 16 amendment "Property, Plant and Equipment — Proceeds before Intended Use"

The IAS 16 amendment was issued by the IASB in May 2020 with an effective date of 1 January 2022 for annual periods beginning on or after 1 January 2022.

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. An entity applies the amendments retrospectively to items of property, plant and equipment (PPE) made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

Management has completed its preliminary assessment of the accounting impact on adoption of the amendment on 1 January 2022. The adoption is expected to result in a retrospective increase in property, plant and equipment and gross profit of $38m in 2020 (2019: decrease of $6m). No impact is expected on the 2021 results. The effects of the 2019 restatement will be included in the accumulated losses opening balance of the 2020 financial reporting period. The estimated impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation.

Disclosure of accounting policies — Amendment to IAS 1 "Presentation of Financial Statements" and IFRS Practice Statement 2 "Making Materiality Judgements"

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. The amendments change the requirements in IAS 1 regarding disclosure of accounting policies replacing the requirement for entities to disclose their 'significant' accounting policies with a requirement to disclose their 'material' accounting policies. The amendments explain how an entity can identify a material accounting policy, with added examples of when an accounting policy is likely to be material. IFRS Practice Statement 2 notes that an entity may find it helpful to follow a systematic process in making materiality judgements and offers an example of such a process. The amendments are applied prospectively. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is assessing the impact of the amendments to determine the impact they will have on accounting policy disclosures.

IFRS 17 "Insurance Contracts"

IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and is effective from 1 January 2023. IFRS 17 will be applied retrospectively, management is assessing the impact IFRS 17 adoption will have on the group.

Amendments to IAS 1 "Presentation of Financial Statements — Classification of Liabilities as Current or Non-current"

The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position. They clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments, which are effective from 1 January 2023, will be applied retrospectively and are not expected to impact the group significantly.

The significant accounting judgements and estimates applied in the presentation of the group and Company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: "Summary of significant accounting policies".

1.1 BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The group financial statements are presented in US dollars.

All notes are from continuing operations unless otherwise stated.

The group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.

Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effects are eliminated.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the Company financial statements.

1.2 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

USE OF ESTIMATES

The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.

The complex or subjective judgements that have the most significant effect on amounts recognised and sources of estimation uncertainty where there is a significant risk of material adjustment to the carrying amounts of assets or liabilities with the next reporting period are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The uncertainty of the impact of the COVID-19 pandemic on the global economy and on the group has been considered in judgements made and in the key assumptions used in management's estimates. Key assumptions include items such as commodity prices, exchange rates and changes in interest rates.

The judgements applied by management in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of tangible assets

Amortisation
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise from the following factors:
- changes in proved and probable Ore Reserve;
- the grade of Ore Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;

- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

Stripping costs

The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
- It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
- The group can identify the component of the orebody for which access has been improved; and
- The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in cost of sales.

Impairment

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Ore Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Ore Reserve and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Details of assumptions and sensitivity analyses of cash generating units (CGUs) with marginal headroom are included in group note 13 Tangible assets.

If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 *Impairment of Assets*.

The carrying value of tangible assets at 31 December 2021 was $3,460m (2020: $2,884m; 2019: $2,592m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2021 was $6m (2020: nil; 2019: $505m - including impairment of tangible assets transferred to held for sale).

Production start date

The group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:
- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the constructed asset;
- adequacy of stope face;
- ability to produce metals in saleable form (within specifications); and
- ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.

Phase 1 of the Obuasi mine re-development project moved into the production stage on 1 October 2020 when it was determined that the Phase 1 assets were capable of operating in the manner intended by management. Phase 2 was delayed because the Company voluntarily suspended all underground activities following a sill pillar incident during May 2021. Phase 2 construction of the Obuasi redevelopment project was completed at the end of December 2021, however, a reasonable period of testing of the Phase 2 assets could not be completed during 2021.

Carrying value of goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.

Goodwill is not subject to amortisation and is tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its Ore Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year, refer group note 15 for impairment assumptions.

The carrying value of goodwill in the consolidated financial statements at 31 December 2021 was $119m (2020: $126m; 2019: $116m). No impairment of goodwill was recognised in the consolidated financial statements for the years ended 31 December 2021, 2020 and 2019.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 *Income Taxes*, applies the South African corporate tax rate of 28%.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values at 31 December 2021:
• deferred tax asset: $7m (2020: $7m; 2019: $105m);
• deferred tax liability: $313m (2020: $246m; 2019: $241m);
• taxation liability: $39m (2020: $153m; 2019: $72m);
• taxation asset: $49m (2020: $14m; 2019: $10m), included in trade, other receivables and other assets.

The unrecognised value of deferred tax assets is $834m (2020: $487m; 2019: $389m).

Provision for environmental rehabilitation obligations

The group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Future changes to environmental laws and regulations, technology, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision, cannot be predicted with certainty and could have a material impact on our business, financial condition, results of operations and cash flows. A sensitivity assessment is included in group note 25.

The carrying amount of the rehabilitation obligations for the group at 31 December 2021 was $688m (2020: $674m; 2019: $730m - including held for sale rehabilitation obligations). Group note 33 provides information about related environmental guarantees and bonds.

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2021 was $299m (2020: $382m; 2019: $377m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Tanzania and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. The group uses probability weighted discounting models together with the expected timing of recovery of these refunds to estimate their fair values and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and available income taxes for off-sets, if applicable. Where the recovery of the indirect tax refunds is tied to off-set arrangements against income taxes, the modeled scenarios incorporate judgements around the applicable mine's business plan and availability of future income tax off-sets. The group consults tax and legal specialists to determine the current basis of applicable laws and regulations in the associated jurisdictions which are highly complex and subject to interpretation. Future changes to such laws and regulations or the interpretation thereof could have a material impact on the carrying value of these assets, results of operations and cash flows.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Tanzania, Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2021 was $304m (2020: $281m; 2019: $227m) and is included in trade, other receivables and other assets, refer group note 20.

Post-retirement obligations

The determination of the group's obligation and expense for post-retirement liabilities depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2021 was $77m (2020: $83m; 2019: $100m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the minimum standards described by the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 Edition).

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Provision for silicosis

The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, was established to carry out the terms of the Settlement Agreement. Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:
- silicosis prevalence rates;
- estimated settlement per claimant;
- benefit take-up rates;
- disease progression rates;
- timing of cashflows; and
- discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. A sensitivity assessment is included in group note 25.

The carrying value of the silicosis provision at 31 December 2021 was $50m (2020: $61m; 2019: $65m).

Deferred compensation asset

As a consequence of the sale of the South African operations in 2020, a deferred compensation asset was recognised. The deferred compensation asset is included at fair value in level 3 of the fair value hierarchy. Management used a probability weighted discounted cash flow model to measure the deferred compensation asset. The significant inputs and assumptions used in the discounted cash flow calculation, include the production plan over the deferred compensation period and the weighted average cost of capital. Details of the valuation, including a sensitivity assessment, are included in group note 33.

The carrying value of the deferred compensation asset at 31 December 2021 was $25m (2020: $28m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. Refer group note 10 for tax uncertainties and contingencies and group note 32 for legal claims and other contingencies.

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $33m has been considered.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

COVID-19 pandemic

AngloGold Ashanti continues to respond to the COVID-19 pandemic, including the multiple waves of the outbreak in different countries and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

While infection rates have largely declined, the emergence of the Omicron variant at the end of 2021 presented challenges with increasing absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

During 2021, Cerro Vanguardia operated with limited mining capacity largely due to the impact of COVID-19 and resulting restrictions related to moving personnel to and from the site. However, during the second half of 2021 we saw an improvement in the operation, which was largely due to the utilisation of the newly expanded on-site accommodation, as the camp can now safely host an increased number of employees on site for longer periods of time.

The impact on production from COVID-19 was estimated at 47,000oz for 2021. The COVID-19 impact on AISC was estimated at $34/oz (including $17/oz related to estimated additional cost impacts and $17/oz related to estimated lost production) for 2021.

Climate change considerations

As a member of the International Council on Mining and Metals (ICMM), AngloGold Ashanti has committed to the ICMM's target of net zero Scope 1 and 2 greenhouse gas (GHG) emissions by 2050 or sooner in line with the ambitions of the Paris Agreement. Unlike other major resources companies, AngloGold Ashanti does not mine or extract hydrocarbons such as coal, natural gas or oil. AngloGold Ashanti does, however, emit greenhouse gases directly from energy and fuel used in its gold mining operations, the processing of ore, and the transportation of its products.

In 2021, AngloGold Ashanti published its first TCFD-aligned Climate Change Report which frames a refreshed Climate Change Strategy. The Climate Change Strategy, which was approved by the board in November 2021, seeks to embed the management of physical risks, transition climate risks, and climate change-related opportunities into our strategic and operational planning processes. The group has committed to the ICMM's target of net zero Scope 1 and 2 emissions by 2050, and to accelerate action on Scope 3 emissions, including setting credible targets in partnership with suppliers by the end of 2023.

Whilst the group has set targets to be carbon neutral by 2050, the consequences, in terms of investment, its cost base and impact on cash flows are still being assessed as the group considers how it will work towards meeting these targets. This could have an impact on the future carrying amounts of assets or liabilities as the group responds to its climate change targets.

Assessing the risks of aggressive decarbonisation scenarios and other market transition risks, as well as physical and regulatory risks to our operations, on our business strategy and planning assumptions is an area that will be addressed through the implementation of our Climate Change strategy. This could have a knock-on effect on a number of areas, such as driving up the costs of capital goods, and key mining inputs, such as energy, potentially impacting impairments of asset carrying amounts.

2   SEGMENTAL INFORMATION

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted joint venture investments). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

	Gold income		
US dollar millions	**2021**	**2020**	**2019**
Geographical analysis of gold income by origin is as follows:			
Africa[(1)]	**2,644**	2,769	2,203
Australia	**890**	989	851
Americas	**1,028**	1,211	1,000
	4,562	4,969	4,054
Equity-accounted joint ventures included above	**(659)**	(647)	(615)
Continuing operations	**3,903**	4,322	3,439
Discontinued operations - South Africa	**—**	408	554
	3,903	4,730	3,993
Foreign countries included in the above and considered material are:			
Australia	**890**	989	851
Brazil	**749**	853	679
Ghana	**565**	536	
Guinea	**545**		
Tanzania	**875**	1,133	849
DRC	**659**	647	504
Geographical analysis of gold income by destination is as follows:			
South Africa	**1,214**	943	981
North America	**699**	580	486
South America	**34**	1	—
Australia	**890**	989	851
Europe	**279**	358	329
United Kingdom	**1,446**	2,098	1,407
	4,562	4,969	4,054
Equity-accounted joint ventures included above	**(659)**	(647)	(615)
Continuing operations	**3,903**	4,322	3,439
Discontinued operations - South Africa	**—**	408	554
Continuing and discontinued operations	**3,903**	4,730	3,993

	By-product revenue		
US dollar millions	**2021**	**2020**	**2019**
Africa[(1)]	**5**	4	3
Australia	**4**	3	3
Americas	**119**	99	81
	128	106	87
Equity-accounted joint ventures included above	**(2)**	(1)	(1)
Continuing operations	**126**	105	86
Discontinued operations - South Africa	**—**	1	1
	126	106	87

The group's revenue is mainly derived from gold income. Approximately 59% of the group's total gold produced is sold to 3 customers of the group: ANZ Investment Bank Ltd in Australia (20%), Standard Chartered Bank in the United Kingdom (23%), and Bank of Montreal in North America (16%). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

2 SEGMENTAL INFORMATION CONTINUED

US dollar millions	Cost of sales		
	2021	2020	2019
Africa[1]	1,650	1,572	1,601
Australia	740	705	632
Americas	822	764	822
Corporate and other	(5)	(2)	(1)
	3,207	3,039	3,054
Equity-accounted joint ventures included above	(350)	(340)	(428)
Continuing operations	2,857	2,699	2,626
Discontinued operations - South Africa	—	287	479
	2,857	2,986	3,105

US dollar millions	Gross profit [2]		
	2021	2020	2019
Africa[1]	999	1,201	605
Australia	153	286	221
Americas	325	532	265
Corporate and other	6	(2)	1
	1,483	2,017	1,092
Equity-accounted joint ventures included above	(311)	(308)	(188)
Continuing operations	1,172	1,709	904
Discontinued operations - South Africa	—	83	79
	1,172	1,792	983

US dollar millions	Amortisation		
	2021	2020	2019
Africa[1]	268	349	367
Australia	150	160	173
Americas	161	163	177
Corporate and other	3	2	3
	582	674	720
Equity-accounted joint ventures included above	(105)	(104)	(137)
Continuing operations	477	570	583
Discontinued operations - South Africa	—	—	61
	477	570	644

US dollar millions	Total assets[1][3][4]		
	2021	2020	2019
South Africa	—	—	697
Africa	4,193	3,956	3,514
Australia	1,034	1,044	972
Americas	1,886	1,626	1,427
Corporate and other	854	1,046	253
	7,967	7,672	6,863

2   SEGMENTAL INFORMATION CONTINUED

	Non-current assets[5]		
US dollar millions	**2021**	**2020**	**2019**
Non-current assets considered material, by country are:			
South Africa	**61**	59	25
Foreign entities	**5,607**	5,053	4,644
DRC	**1,604**	1,604	1,506
Ghana	**1,158**	915	758
Tanzania	**510**	425	379
Australia	**806**	849	817
Brazil	**797**	627	625

	Capital expenditure		
US dollar millions	**2021**	**2020**	**2019**
Africa[1]	**506**	397	410
Australia	**185**	143	149
Americas	**398**	217	195
Corporate and other	**11**	—	—
Continuing operations	**1,100**	757	754
Discontinued operations - South Africa	**—**	35	60
	1,100	792	814
Equity-accounted joint ventures included above	**(72)**	(56)	(51)
	1,028	736	763

[1]   *Includes equity-accounted investments.*

[2]   *The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation and discontinued operations, refer to the group income statement.*

[3]   *Total assets include allocated goodwill of $111m (2020: $118m; 2019: $108m) for Australia and $8m (2020: $8m; 2019: $8m) for Americas (note 15). In 2019, the South African segment included assets held for sale of $581m and the Africa Region segment included assets held for sale of $20m.*

[4]   *In 2021, pre-tax impairments and derecognition of assets of $1m were accounted for in Corporate and other (2020: nil; 2019: nil;), nil in South Africa (2020: $17m impairment reversal; 2019: $556m), Africa Region of $4m (2020: nil; 2019: $2m) and the Americas of $1m (2020: nil; 2019: $1m).*

[5]   *Non-current assets exclude financial instruments and deferred tax assets.*

US dollar millions	2021	2020	2019
3 REVENUE FROM PRODUCT SALES			
Revenue consists of the following principal categories:			
Gold income (note 2)	**3,903**	4,322	3,439
By-products (note 2)	**126**	105	86
	4,029	4,427	3,525
4 COST OF SALES			
Cash operating costs	**2,160**	1,881	1,831
Royalties	**162**	181	137
Other cash costs	**12**	12	13
Total cash costs	**2,334**	2,074	1,981
Retrenchment costs	**2**	2	4
Rehabilitation and other non-cash costs	**38**	32	53
Amortisation of tangible assets (notes 30 and 34)	**411**	521	538
Amortisation of right of use assets (notes 14, 30 and 34)	**63**	47	42
Amortisation of intangible assets (notes 15, 30 and 34)	**3**	2	3
Inventory change	**6**	21	5
	2,857	2,699	2,626
5 OTHER EXPENSES (INCOME)			
Care and maintenance [1]	**45**	—	47
Governmental fiscal claims	**7**	6	12
Cost of old tailings operations	**9**	14	9
Guinea public infrastructure contribution	**—**	—	8
Pension and medical defined benefit provisions	**7**	8	9
Royalty receivable impaired	**—**	4	—
Royalties received	**(2)**	(2)	(3)
Brazilian power utility legal settlement	**—**	—	(16)
Retrenchment and related costs [2]	**18**	—	3
Legal fees and project costs	**10**	9	11
Refund from insurance claim	**—**	(5)	—
Other indirect taxes	**18**	23	3
Premium on settlement of bonds [3]	**24**	—	—
	136	57	83

[1]   Following a sill pillar incident at Obuasi on 18 May 2021, the Company voluntarily suspended all underground activities until mid-October 2021 when underground ore mining resumed to replenish the run-of-mine stockpile without corresponding gold production.

[2]   Retrenchment costs incurred in 2021 as part of the transition to the new Operating Model.

[3]   Bond settlement costs following the early redemption of the $750m, 5.125% notes due 2022.

US dollar millions	2021	2020	2019
6 FINANCE COSTS AND UNWINDING OF OBLIGATIONS			
Finance costs			
Finance costs on bonds, bank loans and other	**109**	124	135
Amortisation of fees	**6**	23	4
Lease finance charges	**9**	8	10
Less: interest capitalised	**(14)**	(17)	(6)
	110	138	143
Unwinding of obligations	**6**	39	29
Total finance costs and unwinding of obligations (notes 30 and 34)	**116**	177	172

The interest included within finance costs is calculated at effective interest rates.

US dollar millions	2021	2020	2019
7 SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT			
Revenue	697	677	616
Operating costs and other expenses	(370)	(353)	(452)
Profit on sale of joint ventures	—	19	—
Net interest received	7	5	10
Profit before taxation	334	348	174
Taxation	(85)	(70)	(35)
Profit after taxation	249	278	139
Impairment reversal of investments in associates	—	—	23
Impairment reversal of investments in joint ventures (note 17)	—	—	6
Share of associates and joint ventures' profit (note 30)	249	278	168
8 EMPLOYEE BENEFITS			
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	593	644	697
- current medical expenses	25	23	29
- defined benefit post-retirement medical expenses	6	7	8
- defined contribution	20	25	29
Retrenchment costs	16	2	7
Share-based payment expense (note 9)	22	16	42
Included in cost of sales, other expenses and corporate administration, marketing and related expenses of continuing and discontinued operations	682	717	812
9 SHARE-BASED PAYMENTS			
Equity-settled share incentive schemes			
Bonus Share Plan (BSP)	—	1	6
Deferred Share Plan (DSP)	22	14	13
Other	—	1	2
	22	16	21
Cash-settled share incentive scheme	—	—	21
Total share-based payment expense (note 8)	22	16	42

Equity-settled incentive schemes

Previous equity schemes with outstanding awards exercisable include the Bonus Share Plan (BSP) and Long Term Incentive Plan (LTIP). The Deferred Share Plan (DSP) replaced all previous AngloGold Ashanti incentive schemes. The last allocations granted in the BSP and LTIP schemes vested during 2020; there are no further allocations and vesting as the schemes have been closed.

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2018
Calculated fair value	R119.14
Vesting date 50%	22 Feb 2019
Vesting date 50%	22 Feb 2020
Expiry date	22 Feb 2028

Number of shares	2021	2020	2019
Awards outstanding at beginning of year	1,005,977	2,141,415	4,557,919
Awards granted during the year	—	—	—
Awards lapsed during the year	—	—	(109,065)
Awards exercised during the year	(156,294)	(1,135,438)	(2,307,439)
Awards outstanding at end of year	849,683	1,005,977	2,141,415
Awards exercisable at end of year	849,683	1,005,977	1,207,936

No cash awards were granted under the bonus share plan at year end 31 December 2021 (2020: nil; 2019: 12,295) and no cash awards vested or were deemed settled for the year ended 31 December 2021 (2020: 12,295; 2019: 20,751).

9 SHARE BASED PAYMENTS CONTINUED

Deferred Share Plan (DSP)

The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.

Award date (unvested awards and awards vested during the year)	2021	2020	2019
Calculated fair value	R308.97	R325.97	R204.42
DSP 2 year			
Vesting date 50%	24 Feb 2022	25 Feb 2021	21 Feb 2020
Vesting date 50%	24 Feb 2023	25 Feb 2022	21 Feb 2021
DSP 3 year			
Vesting date 33%	24 Feb 2022	25 Feb 2021	21 Feb 2020
Vesting date 33%	24 Feb 2023	25 Feb 2022	21 Feb 2021
Vesting date 34%	24 Feb 2024	25 Feb 2023	21 Feb 2022
DSP 5 year			
Vesting date 20%	24 Feb 2022	25 Feb 2021	21 Feb 2020
Vesting date 20%	24 Feb 2023	25 Feb 2022	21 Feb 2021
Vesting date 20%	24 Feb 2024	25 Feb 2023	21 Feb 2022
Vesting date 20%	24 Feb 2025	25 Feb 2024	21 Feb 2023
Vesting date 20%	24 Feb 2026	25 Feb 2025	21 Feb 2024
Expiry date	24 Feb 2031	25 Feb 2030	21 Feb 2029

Number of shares	2021	2020	2019
Awards outstanding at beginning of year	2,289,762	1,599,360	—
Awards granted during the year	1,185,348	1,176,532	1,669,191
Awards lapsed during the year	(322,814)	(155,575)	(55,208)
Awards exercised during the year	(459,913)	(330,555)	(14,623)
Awards outstanding at end of year	2,692,383	2,289,762	1,599,360
Awards exercisable at end of year	588,694	183,439	—

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015
Calculated fair value	R129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

Number of shares	2021	2020	2019
Awards outstanding at beginning of year	111,562	229,639	447,842
Awards lapsed during the year	—	—	—
Awards exercised during the year	(2,333)	(118,077)	(218,203)
Awards outstanding at end of year	109,229	111,562	229,639
Awards exercisable at end of year	109,229	111,562	229,639

US dollar millions	2021	2020	2019
10 TAXATION			
South African taxation			
Normal taxation	—	1	—
Prior year over provision	(1)	—	—
Deferred taxation			
Other temporary differences	—	74	(18)
Change in estimated deferred tax rate	—	—	(14)
	(1)	75	(32)
Foreign taxation			
Normal taxation	252	553	299
Prior year (over) under provision	(3)	8	(1)
Deferred taxation			
Temporary differences	52	9	(28)
Prior year under (over) provision	4	(6)	1
Change in estimate	6	(14)	9
Change in statutory tax rate	2	—	2
	313	550	282
	312	625	250

US dollar millions	2021	2020	2019
Reconciliation to South African statutory rate			
Implied tax charge at 28%	268	445	173
Increase (decrease) due to:			
Expenses not tax deductible[1]	22	29	28
Share of associates and joint ventures' profit	(70)	(78)	(47)
Tax rate differentials[2] and withholding taxes[3]	54	96	39
Exchange variations and translation adjustments	6	28	11
Current year tax losses (expense) not recognised:			
Obuasi	6	(6)	14
AngloGold Ashanti Holdings plc	25	31	29
North America	13	4	6
Siguiri[4]	(37)	(8)	—
SA Corporate	18	—	—
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	6	(14)	(5)
Tax effect of retained SA items	—	16	3
Tax allowances	—	(1)	(1)
Derecognition of deferred tax assets	—	78	—
Impact of statutory tax rate change	2	—	2
Adjustment in respect of prior years	—	2	—
Other	(1)	3	(2)
Income tax expense	312	625	250

[1]   Includes corporate, exploration and non-tax deductible rehabilitation costs and British Virgin Isle group losses.
[2]   Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.
[3]   Withholding taxes on dividends paid.
[4]   Siguiri current tax expense not recognised due to tax holiday.

US dollar millions	2021	2020	2019
10 TAXATION CONTINUED			
Analysis of unrecognised deferred tax assets			
Available to be utilised against future profits			
- utilisation required within one year	54	62	—
- utilisation required between one and two years	177	54	85
- utilisation required between two and five years	1,339	352	356
- utilisation required between five and twenty years	989	1,002	973
- utilisation in excess of twenty years	449	421	73
	3,008	1,891	1,487

At the statutory tax rates the unrecognised value of deferred tax assets is: $834m (2020: $487m; 2019: $389m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and South Africa. Unutilised capital allowances in Ghana of $1bn were converted into tax losses in 2021. The losses are forfeited if not utilised within five years.

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group's business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $7m (2020: $8m; 2019: $10m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2021. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies' tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $19m (2020: $20m; 2019: $25m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $74m[(1)] (2020: $86m; 2019: $88m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 31 December 2021. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $48m (2020: $76m; 2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

[(1)] After reduction of overall exposure by $48m (2020: $76m; 2019: $76m) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m (2020: $15m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. Management is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

Guinea - Siguiri

The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totaling $8m (attributable) (2020: $8m (attributable); 2019: $12m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2020: $2m (attributable); 2019: $2m (attributable)).

Mali – Yatela and AGA Mali Services

The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2020: $1m (attributable); 2019: $1m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine

The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2020 amounting to $291m (2020: $254m; 2019: $164m) including adjusted tax assessments relating to the years from 2015 to 2020 totaling $36m received during 2021. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid $25m under protest. Management has objected and appealed through various levels of the administrative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19

As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

US cents per share	2021	2020	2019
11 EARNINGS (LOSS) PER ORDINARY SHARE			
Basic earnings (loss) per ordinary share	**148**	227	(3)
Continuing operations	**148**	225	87
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $622m (2020: $946m; 2019: $364m) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.			
Discontinued operations	**—**	2	(90)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2020: $7m; 2019: ($376m)) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.			
Diluted earnings (loss) per ordinary share	**148**	227	(3)
Continuing operations	**148**	225	87
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $622m (2020: $946m; 2019: $364m) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the diluted number of ordinary shares.			
Discontinued operations	**—**	2	(90)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2020: $7m; 2019: ($376m)) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.			

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

Number of shares	2021	2020	2019
Ordinary shares	**417,272,178**	416,399,307	414,407,622
Fully vested options and currently exercisable[(1)]	**2,483,449**	2,634,209	3,942,155
Weighted average number of shares	**419,755,627**	419,033,516	418,349,777
Dilutive potential of share options[(2)]	**301,076**	447,934	—
Fully diluted number of ordinary shares	**420,056,703**	419,481,450	418,349,777

(1) *Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.*

(2) *The number of share options that could potentially dilute basic earnings in the future were not included. The anti-dilutive effect was nil (2020: nil; 2019: 517,186).*

US dollar millions	2021	2020	2019
11 EARNINGS (LOSS) PER ORDINARY SHARE CONTINUED			
Headline earnings			
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):			
Profit (loss) attributable to equity shareholders	622	953	(12)
Net (impairment reversal) impairment on held for sale assets	—	(17)	549
Taxation on net impairment on held for sale assets	—	—	(165)
Net impairment on property, plant and equipment and right of use asset [(1)]	2	—	—
Derecognition of assets[(1)]	4	—	10
Loss on disposal of discontinued operations	—	80	—
Taxation on loss on disposal of discontinued operations	—	1	—
Profit on sale of joint ventures [(1)]	—	(19)	—
Net (profit) loss on disposal of tangible assets	(17)	2	(3)
Taxation on net (profit) loss on disposal of tangible assets	1	—	—
	612	1,000	379

[(1)] *Tax effect has not been disclosed as the tax is less than $1m*

	Cents		
Basic headline earnings per share			
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $612m (2020: $1,000m; 2019: $379m) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the year.	146	238	91
Diluted headline earnings per share			
The calculation of diluted headline earnings per ordinary share is based on diluted headline earnings of $612m (2020: $1,000m; 2019: $379m) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the year.	146	238	91

US dollar millions	2021	2020	2019
12 DIVIDENDS			
Ordinary shares			
Dividend number 120 of 95 SA cents per share was declared on 19 February 2019 and paid on 8 April 2019 (7 US cents per share)	—	—	27
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2020 (9 US cents per share)	—	38	—
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021 (48 US cents per share)	199	—	—
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10 September 2021 (6 US cents per share)	25	—	—
	224	38	27

13 TANGIBLE ASSETS

US dollar millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[2]	Total
Cost							
Balance at 1 January 2019	5,674	4,212	888	4	512	77	11,367
Additions							
- project capital	43	—	—	1	281	14	339
- stay-in-business capital	208	25	1	2	188	—	424
Finance costs capitalised[3]	—	—	—	—	6	—	6
Disposals	(1)	(16)	—	—	—	—	(17)
Transfers and other movements[1]	(259)	219	1	—	(489)	(16)	(544)
Transfer to assets and liabilities held for sale	(660)	(663)	(9)	—	(90)	(9)	(1,431)
Translation	(4)	(1)	—	—	(3)	—	(8)
Balance at 31 December 2019	5,001	3,776	881	7	405	66	10,136
Accumulated amortisation and impairments							
Balance at 1 January 2019	4,184	2,911	849	3	27	12	7,986
Amortisation for the year	392	215	1	1	—	—	609
Impairment and derecognition of assets [4]	243	172	—	—	90	—	505
Disposals	(1)	(15)	—	—	—	—	(16)
Transfers and other movements[1]	(455)	(53)	1	—	(3)	(12)	(522)
Transfer to assets and liabilities held for sale	(488)	(422)	(5)	—	(88)	—	(1,003)
Translation	(9)	(5)	—	—	(1)	—	(15)
Balance at 31 December 2019	3,866	2,803	846	4	25	—	7,544
Net book value at 31 December 2019	1,135	973	35	3	380	66	2,592
Cost							
Balance at 1 January 2020	5,001	3,776	881	7	405	66	10,136
Additions							
- project capital	64	—	—	1	246	20	331
- stay-in-business capital	180	8	1	—	179	2	370
Finance costs capitalised [3]	—	—	—	—	17	—	17
Disposals	(1)	(26)	—	—	—	—	(27)
Transfers and other movements[1]	(1,076)	186	(699)	2	(320)	24	(1,883)
Translation	157	9	5	(1)	6	—	176
Balance at 31 December 2020	4,325	3,953	188	9	533	112	9,120
Accumulated amortisation and impairments							
Balance at 1 January 2020	3,866	2,803	846	4	25	—	7,544
Amortisation for the year	345	179	5	1	—	—	530
Disposals	(1)	(25)	—	—	—	—	(26)
Transfers and other movements[1]	(1,208)	(33)	(699)	—	—	—	(1,940)
Translation	117	6	4	—	1	—	128
Balance at 31 December 2020	3,119	2,930	156	5	26	—	6,236
Net book value at 31 December 2020	1,206	1,023	32	4	507	112	2,884

US dollar millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[2]	Total
Cost							
Balance at 1 January 2021	4,325	3,953	188	9	533	112	9,120
Additions							
- project capital	68	—	—	5	300	19	392
- stay-in-business capital	274	17	—	—	344	—	635
Finance costs capitalised [3]	—	—	—	—	14	—	14
Disposals	(2)	(23)	—	—	—	(5)	(30)
Transfers and other movements[1]	140	(207)	—	(2)	(320)	—	(389)
Translation	(107)	(6)	(3)	—	(5)	—	(121)
Balance at 31 December 2021	4,698	3,734	185	12	866	126	9,621
Accumulated amortisation and impairments							
Balance at 1 January 2021	3,119	2,930	156	5	26	—	6,236
Amortisation for the year	243	166	6	2	—	—	417
Impairment and derecognition of assets[4]	—	6	—	—	—	—	6
Disposals	(1)	(22)	—	—	—	—	(23)
Transfers and other movements[1]	(79)	(311)	—	—	—	—	(390)
Translation	(78)	(4)	(3)	—	—	—	(85)
Balance at 31 December 2021	3,204	2,765	159	7	26	—	6,161
Net book value at 31 December 2021	1,494	969	26	5	840	126	3,460

[1]   Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications, derecognition of assets and initial recognition of joint operation share of property, plant and equipment.

[2]   Assets of $6m (2020: $7m; 2019: $9m) have been pledged as security.

[3]   The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 4.96% (2020: 4.52%; 2019: 5.6%).

[4]   Impairment of assets is assessed as follows:

Impairment calculation assumptions as at 31 December 2021 - goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:
- the gold price assumption represents management's best estimate of the future price of gold. A long-term real gold price of $1,599/oz (2020: $1,450/oz; 2019: $1,300/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:
- proved and probable Ore Reserve;
- value beyond proved and probable Ore Reserve (including exploration potential) determined using the gold price assumption referred to above;
- In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2020. At 31 December 2021, the derived group WACC was 8.6% (real post-tax) which is 50 basis points lower than in 2020 of 9.1%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from 6 years to 29 years; and
- variable operating cash flows are increased at local Consumer Price Index rates.

Impairments and derecognitions of tangible assets

For the year ended 31 December, impairments and derecognitions of tangible assets were recognised for the following cash generating units (CGUs):

US dollar millions	2021
Obuasi	4
Gramalote	1
Corporate	1
	6

Impairment of cash generating units

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

Cash generating unit with the least headroom

Based on an analysis carried out by the group in 2021, the carrying value and value in use of the most sensitive CGU are:

US dollar millions	Carrying value	Value in use
AngloGold Ashanti Mineração [1]	349	418

[1] It is estimated that a decrease of the long-term real gold price of $1,599/oz by 3%, would cause the recoverable amount of AngloGold Ashanti Mineração to equal its carrying amount using a real pre-tax weighted average cost of capital (WACC) discounted rate of 9.0% (2020:11.0%). The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

14 RIGHT OF USE ASSETS AND LEASE LIABILITIES

The group leases various assets including buildings, plant and equipment and vehicles. The group's lease obligations are secured by the lessors' title to the leased assets for such leases.

RIGHT OF USE ASSETS

US dollar millions	Mine infrastructure	Land and buildings	Total
Cost			
Impact of adopting IFRS 16 - 1 January 2019	119	9	128
Additions			
- stay-in-business capital	32	—	32
Transfers and other movements[(1)]	58	15	73
Transfer to assets and liabilities held for sale	—	(1)	(1)
Translation	—	1	1
Balance at 31 December 2019	209	24	233
Accumulated amortisation and impairments			
Balance at 1 January 2019	—	—	—
Amortisation for the year	40	2	42
Transfers and other movements[(1)]	21	12	33
Balance at 31 December 2019	61	14	75
Net book value at 31 December 2019	148	10	158
Cost			
Balance at 1 January 2020	209	24	233
Additions			
- stay-in-business capital	23	—	23
Derecognition and other movements[(2)]	(13)	1	(12)
Translation	14	(1)	13
Balance at 31 December 2020	233	24	257
Accumulated amortisation and impairments			
Balance at 1 January 2020	61	14	75
Amortisation for the year	45	2	47
Derecognition and other movements [(2)]	(11)	—	(11)
Translation	5	(1)	4
Balance at 31 December 2020	100	15	115
Net book value at 31 December 2020	133	9	142
Cost			
Balance at 1 January 2021	**233**	**24**	**257**
Additions			
- project capital	**—**	**1**	**1**
- stay-in-business capital	**95**	**6**	**101**
Derecognition and other movements [(2)]	**(22)**	**(15)**	**(37)**
Translation	**(9)**	**—**	**(9)**
Balance at 31 December 2021	**297**	**16**	**313**
Accumulated amortisation and impairments			
Balance at 1 January 2021	**100**	**15**	**115**
Amortisation for the year	**61**	**2**	**63**
Derecognition and other movements [(2)]	**(22)**	**(15)**	**(37)**
Impairment	**—**	**1**	**1**
Translation	**(4)**	**—**	**(4)**
Balance at 31 December 2021	**135**	**3**	**138**
Net book value at 31 December 2021	**162**	**13**	**175**

[(1)]   Relates to contracts previously classified as leases under IAS 17 which the group has reassessed upon initial transition as leases under IFRS 16 as of 1 January 2019.

[(2)]   Derecognition and other movements include amounts relating to the derecognition and write-off of assets.

14 RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED

LEASE EXPENSES

US dollar millions	2021	2020	2019
Amounts recognised in the income statement			
Amortisation expense on right of use assets (note 4)	**63**	47	42
Interest expense on lease liabilities (note 6)	**9**	8	10
Expenses on short term leases	**48**	107	83
Expenses on variable lease payments not included in the lease liabilities[1]	**302**	234	220
Expenses on leases of low value assets[1]	**33**	24	2

(1) Includes expenses at Obuasi that have been capitalised as part of the re-development project.

Total cash outflow for leases during the period amounted to $72m (2020: $55m; 2019: $51m), consisting of repayments of liabilities of $63m (2020: $47m; 2019:$42m) and finance costs paid of $9m (2020: $8m; 2019: $9m).

LEASE LIABILITIES

US dollar millions	2021	2020	2019
Reconciliation of lease liabilities			
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:			
Opening balance	**153**	171	—
Lease liabilities recognised	**103**	23	160
Repayment of lease liabilities	**(63)**	(47)	(42)
Finance costs paid on lease liabilities	**(9)**	(8)	(9)
Interest charged to the income statement	**9**	8	10
Reclassification of finance leases from borrowings	**—**	—	60
Change in estimate	**—**	(1)	(5)
Translation	**(8)**	7	(3)
Closing balance	**185**	153	171
Lease finance costs paid included in the statement of cash flows	**9**	8	9
Maturity analysis of lease liabilities			
Undiscounted cash flows			
Less than and including 1 year	**69**	43	52
Between 1 and 5 years	**114**	83	89
Five years and more	**21**	36	57
Total	**204**	162	198
Lease liabilities			
Non-current (note 34)	**124**	116	126
Current (note 34)	**61**	37	45
Total	**185**	153	171

The group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the group's treasury function.

All lease contracts contain market review clauses in the event that the group exercises its option to renew.

Certain of the group's contracts have a payment structure that is variable in nature and hence do not qualify for IFRS 16 lease accounting. These contracts consist of mostly mining and drilling services. The variable nature of these contracts is to allow equal sharing of pain and gain between the group and its contractors. The cash flows are not disclosed as their variability does not permit reliable forecasts. Short-term, low value and variable contracts continue to be recognised within cost of sales and corporate administration, marketing and related expenses, except for certain expenses at Obuasi which have been capitalised as part of the re-development project.

The weighted average incremental borrowing rate at the end of 31 December 2021 4.56% (2020: 5.38%; 2019: 4.72%).

15 INTANGIBLE ASSETS

US dollar millions	Goodwill	Other	Total
Cost			
Balance at 1 January 2019	116	167	283
Transfers and other movements [1]	—	3	3
Transfer to assets and liabilities held for sale	—	(26)	(26)
Balance at 31 December 2019	116	144	260
Accumulated amortisation and impairments			
Balance at 1 January 2019	—	160	160
Amortisation for the year	—	3	3
Transfer to assets and liabilities held for sale	—	(26)	(26)
Balance at 31 December 2019	—	137	137
Net book value at 31 December 2019	116	7	123
Cost			
Balance at 1 January 2020	116	144	260
Additions	—	1	1
Transfers and other movements [1]	—	(49)	(49)
Translation	10	—	10
Balance at 31 December 2020	126	96	222
Accumulated amortisation and impairments			
Balance at 1 January 2020	—	137	137
Amortisation for the year	—	2	2
Transfers and other movements [1]	—	(49)	(49)
Translation	—	1	1
Balance at 31 December 2020	—	91	91
Net book value at 31 December 2020	126	5	131
Cost			
Balance at 1 January 2021	126	96	222
Additions	—	1	1
Transfers and other movements [1]	—	(1)	(1)
Translation	(7)	(1)	(8)
Balance at 31 December 2021	119	95	214
Accumulated amortisation and impairments			
Balance at 1 January 2021	—	91	91
Amortisation for the year	—	3	3
Transfers and other movements [1]	—	(1)	(1)
Translation	—	(1)	(1)
Balance at 31 December 2021	—	92	92
Net book value at 31 December 2021	119	3	122

[1] Transfers and other movements include amounts from asset reclassifications and amounts written off.

15 INTANGIBLE ASSETS CONTINUED

Impairment calculation assumptions for goodwill

Based on an analysis carried out by the group in 2021, the carrying value and value in use of the most sensitive CGU with goodwill is:

US dollar millions	2021	
	Carrying Value	Value in use
Sunrise Dam	183	389

As at 31 December 2021, the recoverable amount of Sunrise Dam exceeded its carrying amount by $206m. Sunrise Dam had $111m goodwill at that date.

It is estimated that a decrease of the long-term real gold price of $1,599/oz by 10%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore, it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

US dollar millions	2021	2020	2019
- Sunrise Dam	111	118	108
- Serra Grande	8	8	8
	119	126	116
Real pre-tax discount rates applied in impairment calculations on the CGU for which the carrying amount of goodwill is significant is as follows:			
- Sunrise Dam [1]	5.5 %	8.7 %	10.8 %

Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU. The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2021 were determined on a basis consistent with the 2020 discount rates.

[1] The value in use of the CGU is $389m (2020: $538m; 2019: $363m).

16 MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest % holding			Country of incorporation and operation
	2021	2020	2019	
Cerro Vanguardia S.A. (CVSA)	7.5	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.0	15.0	15.0	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

US dollar millions	2021	2020	2019
Profit allocated to material non-controlling interests			
CVSA	5	8	5
Siguiri	19	10	—
Accumulated balances of material non-controlling interests			
CVSA	11	14	13
Siguiri	41	31	23

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

US dollar millions	CVSA	Siguiri
Statement of profit or loss for 2021		
Revenue	371	546
Profit for the year	75	124
Total comprehensive income for the year, net of tax	75	124
Attributable to non-controlling interests	5	19
Dividends paid to non-controlling interests	(8)	(8)
Statement of profit or loss for 2020		
Revenue	440	453
Profit for the year	84	68
Total comprehensive income for the year, net of tax	84	68
Attributable to non-controlling interests	8	10
Dividends paid to non-controlling interests	(6)	(3)
Statement of profit or loss for 2019		
Revenue	390	349
Profit for the year	68	1
Total comprehensive income for the year, net of tax	68	1
Attributable to non-controlling interests	5	—
Dividends paid to non-controlling interests	(7)	(9)

16 MATERIAL PARTLY-OWNED SUBSIDIARIES CONTINUED

US dollar millions	CVSA	Siguiri
Statement of financial position as at 31 December 2021		
Non-current assets	**240**	**229**
Current assets [(1)]	**252**	**234**
Non-current liabilities	**(132)**	**(68)**
Current liabilities	**(218)**	**(122)**
Total equity	**142**	**273**
Statement of financial position as at 31 December 2020		
Non-current assets	202	233
Current assets[(1)]	254	224
Non-current liabilities	(123)	(138)
Current liabilities	(150)	(117)
Total equity	183	202
Statement of financial position as at 31 December 2019		
Non-current assets	177	245
Current assets	202	170
Non-current liabilities	(120)	(141)
Current liabilities	(82)	(121)
Total equity	177	153
Statement of cash flows for the year ended 31 December 2021		
Cash inflow (outflow) from operating activities	**165**	**197**
Cash inflow (outflow) from investing activities	**(23)**	**(38)**
Cash inflow (outflow) from financing activities	**(112)**	**(143)**
Net increase (decrease) in cash and cash equivalents	**30**	**16**
Statement of cash flows for the year ended 31 December 2020		
Cash inflow (outflow) from operating activities	169	63
Cash inflow (outflow) from investing activities	(16)	(30)
Cash inflow (outflow) from financing activities	(59)	(11)
Net increase (decrease) in cash and cash equivalents	94	22
Statement of cash flows for the year ended 31 December 2019		
Cash inflow (outflow) from operating activities	107	46
Cash inflow (outflow) from investing activities	(30)	(22)
Cash inflow (outflow) from financing activities	(47)	(30)
Net increase (decrease) in cash and cash equivalents	30	(6)

[(1)] CVSA had a cash balance equivalent to $139m (2020: $137m), following the payment to AngloGold Ashanti of $19m (2020: nil) offshore dividend during the fourth quarter of 2021. The remaining declared attributable dividend of $131m (2020: $50m) is available for payment to AngloGold Ashanti's offshore and onshore investment holding companies. Applications have been made to the Argentinean Central Bank to approve the payment of $114m (2020: $11m) of the offshore declared dividends. While the approval is pending, the cash remains fully available for CVSA's operational requirements.

17   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions	2021	2020	2019
Carrying value			
Investments in associates	43	47	40
Investments in joint ventures	1,604	1,604	1,541
	1,647	1,651	1,581

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

US dollar millions	2021	2020	2019
Aggregate statement of profit or loss for associates (attributable)			
Revenue	36	29	20
Operating (expenses) income [1]	(16)	(6)	3
Taxation	(2)	—	—
Profit for the year	18	23	23
Total comprehensive profit for the year, net of tax	18	23	23

[1]   Includes share of associate profit.

Investments in material joint ventures comprise:

Name	Effective %				Country of incorporation and operation
	2021	2020	2019		
Kibali Goldmines S.A.[1]	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

[1]   AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

US dollar millions	2021	2020	2019
Carrying value of joint ventures			
Kibali	1,604	1,604	1,506
Immaterial joint ventures	—	—	35
	1,604	1,604	1,541
Reversal (impairment) of investments in joint ventures			
Sadiola (note 7) [1]	—	—	6
The cumulative unrecognised share of losses of the joint ventures:			
Morila [2]	—	—	8
Yatela	2	1	2

[1]   Sold effective 30 December 2020.
[2]   Sold effective 10 November 2020.

17 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED

Summarised financial information of the Kibali joint venture is as follows (not attributable)[(1)]:

US dollar millions	2021	2020	2019
Statement of profit or loss			
Revenue	**1,470**	1,443	1,123
Other operating costs and expenses	**(551)**	(541)	(479)
Amortisation of tangible and intangible assets	**(244)**	(241)	(282)
Finance costs and unwinding of obligations	**(6)**	(6)	(4)
Interest received	**6**	7	4
Taxation	**(181)**	(157)	(62)
Profit for the year	**494**	505	300
Total comprehensive income for the year, net of tax	**494**	505	300
Dividends received from joint venture (attributable)	**231**	140	75
Statement of financial position			
Non-current assets	**2,361**	2,459	2,522
Current assets	**162**	120	183
Cash and cash equivalents [(2)]	**1,115**	944	453
Total assets	**3,638**	3,523	3,158
Non-current financial liabilities	**44**	50	45
Other non-current liabilities	**226**	118	26
Current financial liabilities	**14**	15	11
Other current liabilities	**107**	106	66
Total liabilities	**391**	289	148
Net assets	**3,247**	3,234	3,010
Group's share of net assets	**1,624**	1,617	1,505
Other [(3)]	**(20)**	(13)	1
Carrying amount of interest in joint venture	**1,604**	1,604	1,506

(1) *Subsequent event - At the end of January and in early February 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises (Customs Authority) concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339m (AngloGold Ashanti attributable share: $153m). Kibali Goldmines S.A. has examined the Customs Authority claims and concluded that they are without merit, as they seek to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, are in line with ministerial instruction letters. Kibali Goldmines S.A. will vigorously defend its position that the Customs Authority claims are unfounded.*

(2) *Kibali cash and equivalents are subject to various steps before they can be distributed to the joint venture shareholders and are held across four banks in the Democratic Republic of Congo, including two domestic banks.*

(3) *Includes amounts relating to additional costs and contributions at acquisition as well as minority interests.*

US dollar millions	2021	2020	2019
50 OTHER INVESTMENTS			
Listed investments[1]			
Non-current investments			
Equity investments at fair value though OCI (FVTOCI)			
Balance at beginning of year	**186**	72	63
Additions	**3**	9	9
Fair value adjustments[2]	**(73)**	98	—
Transfer from unlisted non-current investments	**—**	7	—
Balance at end of year	**116**	186	72
The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:			
Corvus Gold Inc.	**80**	59	41
Pure Gold Mining	**35**	126	31
Other	**1**	1	—
	116	186	72
Current Investments			
Listed investments - FVTOCI	**—**	—	10
Book value of listed investments	**116**	186	82
Unlisted investments			
Non-current investments			
Balance at beginning of year	**2**	4	47
Additions	**—**	—	45
Maturities	**—**	—	(44)
Transfer to non-current assets and liabilities held for sale	**—**	—	(48)
Transfer to listed non-current investments	**—**	(7)	—
Fair value adjustments - FVTOCI	**—**	—	2
Fair value adjustments - FVTPL	**(1)**	5	—
Translation	**—**	—	2
Balance at end of year	**1**	2	4
Book value of unlisted investments	**1**	2	4
Non-current other investments	**117**	188	76
Total book value of other investments	**117**	188	86

[1]   The group's listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments. At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.
[2]   Includes net fair value gain of $21m (2020: $18m) for Corvus Gold Inc. and a fair value loss of $94m (2020: $81m net gain) for Pure Gold Mining.

US dollar millions	2021	2020	2019
51 **INVENTORIES**			
Non-current			
Raw materials - ore stockpiles	**27**	69	93
Current			
Raw materials			
- ore stockpiles	**217**	262	229
- heap-leach inventory	**6**	5	4
Work in progress			
- metals in process	**49**	46	51
Finished goods			
- gold doré/bullion	**29**	42	42
- by-products	**1**	—	1
Total metal inventories	**302**	355	327
Mine operating supplies	**401**	378	305
	703	733	632
Total inventories[1]	**730**	802	725

[1] The amount of the write-down of ore stockpiles, heap-leach inventory, metals in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $13m (2020: $7m; 2019: $4m).

US dollar millions	2021	2020	2019
20 TRADE, OTHER RECEIVABLES AND OTHER ASSETS			
Non-current			
Deferred compensation asset	25	28	—
Prepayments	14	12	15
Recoverable tax, rebates, levies and duties	198	195	107
	237	235	122
Current			
Trade and loan receivables	50	56	47
Prepayments	41	56	61
Recoverable tax, rebates, levies and duties [(1)]	155	100	130
Other receivables	14	17	12
	260	229	250
Total trade, other receivables and other assets	497	464	372
There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:			
Recoverable value added tax	212	215	167
Recoverable fuel duties	—	—	43
Appeal deposits	43	34	10

[(1)]   Includes taxation asset, refer note 29.

Geita Gold Mine

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $3m to $142m (2020: $139m; 2019: $119m).

Claims relating to periods from July 2020 totalling $54m were offset against provisional corporate tax payments in 2021. No refunds were received in cash or offset against provisional corporate tax payments were made in 2020. Claims relating to periods pre-July 2017 totaling $9m were offset against provisional corporate tax payments in 2019. Amounts offset against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (TRA). The remaining disputed balance relating to the period July 2017 to June 2020 was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of "raw minerals". The Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals". However, GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes "raw minerals" for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute "raw minerals" and accordingly the VAT claims are valid. Management have obtained legal opinions that support management's view that doré does not constitute a "raw mineral".

The Finance Act 2020 became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of VAT refunds due to the exportation of "raw minerals". The deletion is intended to ensure the recovery of VAT refunds from July 2020, although the amendment cannot be applied retrospectively, the change in the VAT Act, together with the Written Laws (Miscellaneous Amendments) (No.2) Act 2019, confirms that doré bars are not "raw minerals" and that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between 2017 and 2020, confirming the TRA's position to disqualify all VAT refunds requested by GGM for the period from July 2017 to June 2020. Management is not in agreement with the proposal and are pursuing legal remedies provided to taxpayers by Tanzanian law.

The total VAT claims submitted from July 2017 to June 2020 amount to $164m and claims of $27m were submitted between July 2020 and December 2020. All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No. 10). Claims of $50m were submitted in 2021 taking the total claims to $187m (net of $54m offsets in 2021). The net indirect tax receivable at 31 December 2021 of $142m, reflects the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.

Cerro Vanguardia (CVSA)

On 4 September 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On 2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion. On 31 December 2021, the Government of Argentina extended the export duties until 31 December 2023, at a rate of 8% for gold bullion. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. Export duty refunds for the years 2018 to 2021 are outstanding as at 31 December 2021 and their fair value has been estimated using on a probability weighted scenario model considering various recovery time frames, estimated Argentina

Peso to USD exchange rates and discounting using a country risk adjusted rate. As a result of the taxation cap, net export duty receivables amount to $19m (2020: $23m; 2019: $25m), and reflects the discounting effects applied to when CVSA expects refund of these receivables.

US dollar millions	2021	2020	2019
21 CASH RESTRICTED FOR USE			
Non-current			
Cash restricted for environmental and rehabilitation obligations	32	31	31
Current			
Cash restricted by prudential solvency requirements	18	24	27
Cash balances held by - joint operations	8	18	6
	26	42	33
Total cash restricted for use (note 33 and 34)	58	73	64

US dollar millions	2021	2020	2019
22 CASH AND CASH EQUIVALENTS			
Cash and deposits on call	712	1,081	417
Money market instruments	442	249	39
Total cash and cash equivalents (notes 33 and 34)	1,154	1,330	456

US dollar millions	2021	2020	2019
23 SHARE CAPITAL AND PREMIUM			
Share capital			
Authorised			
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
30,000,000 C redeemable preference shares of no par value	—	—	—
	23	23	23
Issued and fully paid			
417,501,452 (2020: 416,890,087; 2019: 415,301,215) ordinary shares of 25 SA cents each	17	17	17
Nil (2020 and 2019: 2,000,000) A redeemable preference shares of 50 SA cents each[1]		—	—
Nil (2020 and 2019: 778,896) B redeemable preference shares of 1 SA cent each[1]		—	—
	17	17	17
Treasury shares held within the group: Nil (2020: 2,778,896; 2019: 2,778,896) A and B redeemable preference shares		—	—
	17	17	17
Share premium			
Balance at beginning of year	7,250	7,235	7,208
Ordinary shares issued - share premium	9	15	27
Preference shares redeemed[1]	(53)	—	—
	7,206	7,250	7,235
Less: held within the group			
Redeemable preference shares[1]		(53)	(53)
Balance at end of year	7,206	7,197	7,182
Share capital and premium	7,223	7,214	7,199

[1] *During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.*

US dollar millions	2021	2020	2019
24 **BORROWINGS**			
Unsecured			
Debt carried at amortised cost			
Rated bonds - issued October 2021	**744**	—	—
Semi-annual coupons are paid at 3.375% per annum on the $750m 7-year bonds. The bonds were issued on 22 October 2021, are repayable on 1 November 2028 and are US dollar-based.			
Rated bonds - issued October 2020	**693**	692	—
Semi-annual coupons are paid at 3.75% per annum on the $700m 10-year bonds. The bonds were issued on 1 October 2020, are repayable on 1 October 2030 and are US dollar-based.			
Rated bonds - issued April 2010	**296**	295	1,003
Semi-annual coupons are paid at 6.5% per annum on $300m 30-year bonds. The $300m bonds are repayable in April 2040. The bonds are US dollar-based.			
Rated bonds - issued July 2012	**—**	764	762
Semi-annual coupons were paid at 5.125% per annum on the $750m 10-year bonds. The bonds were issued on 30 July 2012 and were repaid during October 2021 and November 2021. The bonds were US dollar-based.			
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)	**31**	—	15
The Facility consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility was issued on 23 October 2018 and is available until 23 October 2023.			
Syndicated loan facility (R1bn)		—	72
During 2020 the facility was cancelled.			
Siguiri revolving credit facilities ($65m)	**35**	67	67
Interest paid at 8.5% above LIBOR. The facility was issued on 23 August 2016 and is available until 3 May 2022 and is US dollar-based.			
Geita revolving credit facility ($150m)		113	114
Multi-currency RCF consisting of a Tanzanian shilling component which was capped at the equivalent of US$45m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility was cancelled during December 2021.			
Geita revolving credit facility ($150m) - 2021	**110**		
A multi-currency RCF was entered into during December 2021, consisting of a Tanzanian shilling component which is capped at the equivalent of US$87m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.			

US dollar millions	2021	2020	2019
24 BORROWINGS CONTINUED			
Total borrowings (note 33)	**1,909**	1,931	2,033
Current portion of borrowings (note 34)	**(51)**	(142)	(734)
Total non-current borrowings (note 34)	**1,858**	1,789	1,299
Amounts falling due			
Within one year	**51**	142	734
Between one and two years	**31**	812	110
Between two and five years	**110**	—	898
After five years	**1,717**	977	291
(note 33)	**1,909**	1,931	2,033

IBOR linked borrowings

The IBOR Phase 2 amendments became effective on 1 January 2021. The amendments had no material impact on the group financial statements as management is in the process of negotiating new reference rates on the IBOR linked borrowings, with bank syndicates.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:

US dollar millions	Carrying value at 31 December 2021	Repayable within one year	Repayable within one to two years
Siguiri revolving credit facility ($65m)[1]	35	35	—
Geita revolving credit facility ($150m) [2]	63	—	—
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF) [3]	—	—	—

[1] The Siguiri RCF currently bears interest at LIBOR plus 8.5%. At 31 December 2021, $30m of the facility was undrawn. The Siguiri RCF matures in May 2022.

[2] The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component bears interest at LIBOR plus 6.7%. The equivalent of $40m was undrawn under the Geita RCF at 31 December 2021. The Geita RCF facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

[3] At 31 December 2021, an equivalent of $33m was drawn under the AUD portion of the $1.4bn multi-currency RCF, which bears interest at BBSY plus 1.45%. At 31 December 2021, the USD portion of the $1.4bn multi-currency RCF, bearing interest at LIBOR plus 1.45%, was undrawn. The $1.4bn multi-currency RCF is available until October 2023.

US dollar millions	2021	2020	2019
24 BORROWINGS CONTINUED			
Currency			
The currencies in which the borrowings are denominated are as follows:			
US dollar	**1,829**	1,884	1,893
Australian dollar	**33**	—	21
SA rand	**—**	—	72
Tanzanian shillings	**47**	47	47
(notes 33)	**1,909**	1,931	2,033
Undrawn facilities			
Undrawn borrowing facilities as at 31 December are as follows:			
Syndicated revolving credit facility (R2.5bn) - SA rand[1]			179
Syndicated revolving credit facility (R1.4bn) - SA rand[2]			100
FirstRand Bank Limited (R150m; 2020: R500m; 2019: R750m) - SA rand	**10**	34	54
Multi-currency syndicated revolving credit facility ($1.4bn) - US Dollar	**1,367**	1,400	1,379
Revolving credit facility - $150m	**40**	41	40
Revolving credit facility - $65m	**30**	—	—
	1,447	1,475	1,752
Change in liabilities arising from financing activities:			
Reconciliation of borrowings (excluding lease liabilities) [3]			
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:			
Opening balance	**1,931**	2,033	2,050
Proceeds from borrowings	**822**	2,226	168
Repayment of borrowings	**(820)**	(2,310)	(123)
Finance costs paid on borrowings	**(115)**	(114)	(122)
Deferred loan fees	**(4)**	4	(7)
Other borrowing fees	**(11)**	(15)	—
Interest charged to the income statement	**106**	115	127
Reclassification of finance leases to lease liabilities	**—**	—	(60)
Translation	**—**	(8)	—
Closing balance	**1,909**	1,931	2,033
Reconciliation of finance costs paid:			
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:			
Finance costs paid on borrowings	**115**	114	122
Capitalised finance cost	**(14)**	(17)	(6)
Commitment fees, utilisation fees and other borrowing costs	**10**	13	12
Total finance costs paid	**111**	110	128

[1]   R2.5bn Syndicated loan facility issued December 2017 was cancelled on 23 October 2020.

[2]   R1.4bn Syndicated loan facility issued July 2015 was cancelled on 19 February 2020.

[3]   Refer note 14 for changes in lease liabilities arising from financing activities.

US dollar millions	2021	2020	2019
25 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS			
Environmental rehabilitation obligations			
Provision for decommissioning			
Balance at beginning of year	219	196	237
Charge to income statement	3	—	—
Change in estimates[1]	(8)	17	29
Unwinding of decommissioning obligation	3	2	10
Transfer to assets and liabilities held for sale	—	—	(81)
Utilised during the year	—	—	(1)
Translation	(2)	4	2
Balance at end of year	215	219	196
Provision for restoration			
Balance at beginning of year	440	423	385
Charge to income statement	(3)	2	(1)
Change in estimates[1]	29	15	50
Unwinding of restoration obligation	6	4	9
Transfer to assets and liabilities held for sale	—	—	(15)
Utilised during the year	(10)	(11)	(5)
Translation	(4)	7	—
Balance at end of year	458	440	423
Provision for silicosis			
Balance at beginning of year	49	54	47
Change in estimates	1	4	(1)
Transfer (to) from short term provisions included in trade, other payables and provisions	(5)	(1)	6
Unwinding of silicosis provision	3	4	5
Utilised during the year	(10)	(9)	(5)
Translation	(4)	(3)	2
Balance at end of year	34	49	54
Other provisions[2]			
Balance at beginning of year	23	24	158
Charge to income statement	14	12	39
Change in estimates	—	1	28
Transfer to assets and liabilities held for sale	—	—	(115)
Transfer (to) from short term provisions included in trade, other payables and provisions	(7)	3	(79)
Unwinding of other provisions	—	—	1
Utilised during the year	(6)	(13)	(11)
Translation	(2)	(4)	3
Balance at end of year	22	23	24
Total environmental rehabilitation and other provisions	729	731	697

US dollar millions	2021	2020	2019
25 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS CONTINUED			
Sensitivity analysis - Provision for decommissioning[3]			
Assumed discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:			
Effect of increase in assumptions:			
10% change in discount rate	**(5)**	(3)	(4)
10% change in cash flows	**21**	22	20
Effect of decrease in assumptions:			
10% change in discount rate	**5**	3	4
10% change in cash flows	**(21)**	(22)	(20)
Sensitivity analysis - Provision for restoration[3]			
Assumed discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:			
Effect of increase in assumptions:			
10% change in discount rate	**(5)**	(3)	(6)
10% change in cash flows	**46**	44	42
Effect of decrease in assumptions:			
10% change in discount rate	**5**	3	6
10% change in cash flows	**(46)**	(44)	(42)
Sensitivity analysis - Provision for silicosis[3]			
Significant judgements are applied in estimating the costs required to settle any qualifying silicosis claims, the provision included in the Statement of financial position are based on certain assumptions which includes the number of claimants, take-up rates and disease progression rates. Considering actuarial guidance received, a 10% change in these assumptions would have the following impact:			
Effect of increase in assumptions:			
10% change in take-up rates	**6**	6	6
10% change in number of cases	**6**	6	6
10% change in disease progression rate	**3**	3	3
Effect of decrease in assumptions:			
10% change in take-up rates	**(6)**	(6)	(6)
10% change in number of cases	**(6)**	(6)	(6)
10% change in disease progression rate	**(3)**	(3)	(3)

[1] The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

[2] Other provisions comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and a shareholder claim related to stamp duties. These liabilities are expected to be settled over the next two-to five-year period.

[3] The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.

US dollar millions	2021	2020	2019
26 **PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS**			
Defined benefit plans			
The retirement schemes consist of the following:			
Post-retirement medical scheme for AngloGold Ashanti's South African employees	**71**	77	93
Other defined benefit plans	**6**	6	7
	77	83	100
Post-retirement medical scheme for AngloGold Ashanti's South African employees			
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.			
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2021.			
Information with respect to the defined benefit liability is as follows:			
Benefit obligation			
Balance at beginning of year	**77**	93	93
Interest cost	**6**	7	8
Benefits paid	**(8)**	(7)	(8)
Actuarial loss (gain)	**1**	(9)	(2)
Translation	**(5)**	(5)	2
Balance at end of year	**71**	79	93
Settlement gain	**—**	(2)	—
Net amount recognised	**71**	77	93
Components of net periodic benefit cost			
Interest cost	**6**	7	8
Net periodic benefit cost	**6**	7	8
Assumptions			
Assumptions used to determine benefit obligations at the end of the year are as follows:			
Discount rate	**9.79 %**	9.14 %	9.15 %
Expected increase in health care costs	**7.23 %**	6.06 %	7.25 %
Assumed health care cost trend rates at 31 December:			
Health care cost trend assumed for next year	**7.23 %**	6.06 %	7.25 %
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.23 %**	6.06 %	7.25 %
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:			
Effect on total service and interest cost - 1% point increase	**1**	—	1
Effect on post-retirement benefit obligation - 1% point increase	**5**	4	7
Effect on total service and interest cost - 1% point decrease	**—**	—	(1)
Effect on post-retirement benefit obligation - 1% point decrease	**(4)**	(4)	(6)

US dollar millions	2021	2020	2019
26 **PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS CONTINUED**			
Cash flows			
Contributions			
AngloGold Ashanti Limited expects to contribute $8m to the post-retirement medical plan in 2022.			
Estimated future benefit payments			
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:			
2022	**8**		
2023	**8**		
2024	**8**		
2025	**9**		
2026	**9**		
Thereafter	**35**		

US dollar millions	2021	2020	2019
27 **DEFERRED TAXATION**			
Deferred taxation relating to temporary differences is made up as follows:			
Liabilities			
Tangible assets (owned)	**442**	373	370
Right-of-use assets	**53**	40	48
Inventories	**13**	20	24
Other	**22**	13	9
	530	446	451
Assets			
Provisions	**141**	122	209
Lease liabilities	**56**	42	52
Tax losses	**16**	15	45
Other	**11**	28	9
	224	207	315
Net deferred taxation liability	**306**	239	136
Included in the statement of financial position as follows:			
Deferred tax assets [(1)]	**7**	7	105
Deferred tax liabilities	**313**	246	241
Net deferred taxation liability	**306**	239	136
The movement on the net deferred tax balance is as follows:			
Balance at beginning of year	**239**	136	315
Taxation of items included in income statement from continuing and discontinued operations	**64**	53	(189)
Taxation of non-current assets and liabilities included in discontinued operations	**—**	28	—
Taxation on items included in other comprehensive income	**6**	6	(2)
Transfer to non-current assets and liabilities held for sale	**—**	—	15
Translation	**(3)**	16	(3)
Balance at end of year	**306**	239	136

[(1)] *Deferred tax assets of $7m (2020: $7m; 2019: nil) were recognised for Obuasi, resulting from generated tax losses to be utilised against future taxable income. Deferred tax assets recorded in 2019 for South Africa, were fully derecognised during the fourth quarter of 2020 as part of the disposal of the South African assets and on consideration of future recovery.*

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,800m (2020: $1,806m; 2019: $1,787m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.

US dollar millions	2021	2020	2019
28 TRADE, OTHER PAYABLES AND PROVISIONS			
Non-current			
Other payables	7	8	15
Current			
Trade payables	406	403	365
Accruals[1]	205	191	167
Short-term provisions	31	30	53
Other payables	5	3	1
	647	627	586
Total trade, other payables and provisions	654	635	601

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

[1] Includes accrual for silicosis of $16m (2020: $12m; 2019: $11m) and retrenchments of $7m (2020:nil; 2019:nil).

US dollar millions	2021	2020	2019
29 TAXATION			
Balance at beginning of year	139	62	54
Refunds during the year	20	—	7
Payments during the year	(336)	(431)	(228)
Taxation of items included in the income statement	248	562	298
Offset of VAT and other taxes	(87)	(41)	(50)
Withholding tax transferred from (to) trade, other payables and provisions	7	(7)	—
Discounting of tax receivable	1	—	—
Transfer from tax receivable relating to North America	—	(4)	(10)
Translation	(2)	(2)	(9)
Balance at end of year	(10)	139	62
Included in the statement of financial position as follows:			
Taxation asset included in trade, other receivables and other assets	(49)	(14)	(10)
Taxation liability	39	153	72
	(10)	139	62

US dollar millions	2021	2020	2019
30 CASH GENERATED FROM OPERATIONS			
Profit before taxation	958	1,589	619
Adjusted for:			
Movement on non-hedge derivatives and other commodity contracts	—	—	(6)
Amortisation of tangible and right of use assets (note 4)	474	568	580
Amortisation of intangible assets (note 4)	3	2	3
Finance costs and unwinding of obligations (note 6)	116	177	172
Environmental, rehabilitation, silicosis and other provisions	(20)	(50)	(6)
Impairment and derecognition of assets	7	1	3
Profit on sale of assets	(22)	(2)	—
Other expenses	61	51	41
Interest income	(58)	(27)	(14)
Share of associates and joint ventures' profit (note 7)	(249)	(278)	(168)
Other non-cash movements	30	35	43
Movements in working capital	53	(238)	(165)
	1,353	1,828	1,102
Movements in working capital:			
Decrease (increase) in inventories	58	(83)	(67)
Increase in trade, other receivables and other assets	(49)	(163)	(138)
Increase in trade, other payables and provisions	44	8	40
	53	(238)	(165)

US dollar millions	2021	2020	2019
31 **RELATED PARTIES**			
Material related party transactions were as follows (not attributable):			
Sales and services rendered to related parties			
Associates	7	11	19
Joint ventures	—	8	7
Purchases and services acquired from related parties			
Associates	14	20	12
Joint ventures	—	1	1
Outstanding balances arising from sale of goods and services due by related parties			
Associates	7	11	19
Joint ventures	—	—	1

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

Loans advanced to joint ventures and associates

Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17).

Executive contracts

All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company's Deferred Share Plan (DSP).

South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:
- The acquisition of all or part of AngloGold Ashanti; or
- A number of shareholders holding less than thirty-five percent of the Company's issued share capital consorting to gain a majority of the board and make management decisions; and
- The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2021 were as follows:

Executive Committee member	Notice Period	Change in control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Directors and other key management personnel

Executive directors' and prescribed officers' remuneration

Key management remuneration includes directors and prescribed officers that held office in the current year. For disclosure of the remuneration of key management in the prior year, refer to the disclosure provided in the prior year annual financial statements.

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2021.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV.

Reflected - In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.

Settled - This refers to remuneration that has been included in prior reporting periods and has now become payable (but may not yet have been paid) to the executive in the current period.

Single total figure of remuneration	Base Salary					Awards earned during the period reflected but not yet settled			Single total figure of remuneration			
	ZAR denominated portion	USD/AUD denominated portion[1]	Pension scheme benefits	of dividends	benefits[2]	DSP awards[3]	Sign-on awards granted	Payments	2021		2020	2019
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000		ZAR '000	ZAR '000	USD '000 [15]	USD '000 [15]	USD '000 [15]
Executive directors												
A Calderon[4]	—	7,821	2,066	—	156	20,481	10,289	—	40,813	2,761	—	—
KC Ramon[5]	6,104	4,324	864	67	525	7,652	—	22,974	42,510	2,875	3,138	5,097
Total executive directors	**6,104**	**12,145**	**2,930**	**67**	**681**	**28,133**	**10,289**	**22,974**	**83,323**	**5,636**	**3,138**	**5,097**
Prescribed officers												
SD Bailey	4,648	3,062	—	30	1,246	15,752	—	—	24,738	1,673	2,019	2,190
I Boninelli[6]	4,725	—	—	—	131	4,091	—	—	8,947	605	—	—
VA Chamberlain [7]	1,047	252	137	—	29	7,228	—	264	8,957	606	—	—
PD Chenard[8]	440	335	—	—	1,489	—	—	—	2,264	153	1,250	3,292
GJ Ehm[9]	—	10,392	291	54	1,548	6,359	—	—	18,644	1,261	2,673	4,742
L Eybers	—	10,760	291	52	1,578	21,189	—	—	33,870	2,291	2,686	4,659
MC Godoy[10]	—	1,882	141	—	358	4,782	35,072	—	42,235	2,857	—	—
I Kramer[11]	2,408	—	301	15	48	5,459	—	602	8,833	598	468	—
L Marwick[12]	4,706	1,828	629	13	271	13,735	—	—	21,182	1,433	1,241	—
S Ntuli[13]	5,415	3,567	756	36	2,239	5,358	—	17,599	34,970	2,365	2,322	2,565
TR Sibisi[14]	1,144	758	242	47	14	—	—	4,406	6,611	447	1,831	3,514
Total prescribed officers	**24,533**	**32,836**	**2,788**	**247**	**8,951**	**83,953**	**35,072**	**22,871**	**211,251**	**14,289**	**14,490**	**20,962**

(1) Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.

(2) Other benefits include health care, group personal accident cover, group life cover, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(3) The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a 3 to 5-year period in equal tranches.

(4) A Calderon was appointed as executive director and CEO with effect from 1 September 2021. All payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period.

(5) KC Ramon was appointed as Interim CEO from 1 September 2020 to 31 August 2021. Included in the DSP awards is the DSP cash bonus and share award for 2021 calculated on the CFO role for 4 months. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of 8 months calculated on the CEO percentage bonus opportunity.

(6) I Boninelli was appointed as Executive Group Human Resources Consultant and prescribed officer effective 1 April 2021. All payments, including salary, DSP awards (cash bonus only) and other benefits, were pro-rated and aligned to the appointment period.

(7) VA Chamberlain was appointed as Interim Chief Development Officer and prescribed officer effective 1 October 2021. All payments, including salary, pension and other benefits, were pro-rated and aligned to the appointment period. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his Senior Vice President (SVP) salary including 3 months acting allowance). Other payments reflect the acting allowance for the acting period from 1 October to 31 December 2021.

(8) PD Chenard retired as EVP: Strategy and Corporate Development and prescribed officer with effect from 31 January 2021. All payments, including salary and other benefits, were pro-rated and aligned to retirement date.

(9) GJ Ehm retired as EVP: Group Planning and Technical and prescribed officer with effect from 31 December 2021. All payments, including salary, pension, DSP awards (cash bonus only) and other benefits, were aligned to retirement date.

(10) MC Godoy was appointed as Chief Technology Officer and prescribed officer effective 15 October 2021. All payments, including salary, DSP awards, pension, and other benefits, were pro-rated and aligned to the appointment period.

(11) I Kramer was appointed as Interim CFO and prescribed officer from 1 September 2020 to 31 August 2021. All payments, including pension and other benefits, were pro-rated aligned to the acting period for 2021. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his normal SVP salary plus 8 months acting allowance on the SVP target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 January to 31 August 2021.

(12) L Marwick's 2021 earnings are for a full financial year as compared to 2020 earnings which were prorated as she was promoted and appointed as a prescribed officer effective 1 July 2020.

(13) S Ntuli separated due to operational requirements effective 31 December 2021. All payments, including salary, pension, DSP awards (cash bonus only) and other benefits, were aligned to separation date. Other payments include separation payments.

(14) TR Sibisi resigned as EVP: Group Human Resources and prescribed officer effective 1 April 2021. All payments, including salary, pension and other benefits, were pro-rated and aligned to 1 April 2021. Included in other payments is payment in lieu of unworked notice period from 1 April 2021 to 30 September 2021.

(15) Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1:R16.4506; 2019: $1:R14.445).

Total cash equivalent received reconciliation	remuneratio n	Awards earned during the period reflected but not yet settled		DSP 2020 cash portion settled	BSP, CIP, DSP and LTIP share awards settled			Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation			
		DSP awards[1]	Sign-on awards granted		*Grant fair value*[2]	*Market movement since grant date*[2]	Vesting fair value[2]	*Grant fair value*[2]	*Currency movement since grant date*[2]	Settlement fair value[2]	*Grant fair value*[2]	*Market movement since grant date*[2]	Vesting fair value[2]	**2021**		2020	2019
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	*ZAR '000*	*ZAR '000*	ZAR '000	*ZAR '000*	*ZAR '000*	ZAR '000	*ZAR '000*	*ZAR '000*	ZAR '000	**ZAR '000**	**USD '000[3]**	USD '000[3]	USD '000[3]
Executive directors																	
A Calderon	40,813	(20,481)	(10,289)	—	—	—	—	*10,289*	—	10,289	—	—	—	**20,332**	**1,375**	—	—
KC Ramon	42,510	(28,907)	—	11,479	*7,751*	*1,596*	9,347	—	—	—	—	—	—	**34,429**	**2,329**	4,278	3,057
Total executive directors	**83,323**	**(49,388)**	**(10,289)**	**11,479**	***7,751***	***1,596***	**9,347**	***10,289***	**—**	**10,289**	**—**	**—**	**—**	**54,761**	**3,704**	**4,278**	**3,057**
Prescribed officers																	
SD Bailey	24,738	(15,752)	—	6,793	*3,892*	*504*	4,396	—	—	—	—	—	—	**20,175**	**1,365**	1,508	1,041
I Boninelli	8,947	(4,091)	—	—	—	—	—	—	—	—	—	—	—	**4,856**	**328**	—	—
VA Chamberlain	8,957	(7,228)	—	—	*2,099*	*425*	2,524	—	—	—	—	—	—	**4,253**	**288**	—	—
PD Chenard	2,264	—	—	7,977	*2,624*	*(151)*	2,473	—	—	—	*6,513*	*3,644*	10,157	**22,871**	**1,547**	2,204	900
GJ Ehm	18,644	(6,359)	—	9,465	*6,912*	*1,468*	8,380	—	—	—	—	—	—	**30,130**	**2,038**	3,843	2,536
L Eybers	33,870	(21,189)	—	9,402	*6,683*	*1,376*	8,059	—	—	—	—	—	—	**30,142**	**2,039**	3,756	2,082
MC Godoy	42,235	(4,782)	(35,072)	—	—	—	—	*4,583*	—	4,583	—	—	—	**6,964**	**471**	—	—
I Kramer	8,833	(5,459)	—	2,434	*1,772*	*340*	2,112	—	—	—	—	—	—	**7,920**	**536**	98	—
L Marwick	21,182	(13,735)	—	4,760	*1,543*	*262*	1,805	—	—	—	—	—	—	**14,012**	**948**	231	—
S Ntuli	34,970	(5,358)	—	7,593	*6,278*	*1,637*	7,915	—	—	—	—	—	—	**45,120**	**3,052**	1,862	1,160
TR Sibisi	6,611	—	—	5,849	*5,399*	*1,132*	6,531	—	—	—	—	—	—	**18,991**	**1,285**	2,835	2,249
Total prescribed officers	**211,251**	**(83,953)**	**(35,072)**	**54,273**	***37,202***	***6,993***	**44,195**	***4,583***	**—**	**4,583**	***6,513***	***3,644***	**10,157**	**205,434**	**13,897**	**16,337**	**9,968**

Notes:

[1] *The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a 3 to 5-year period in equal tranches.*

[2] *Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.*

[3] *Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1: R16.4506; 2019: $1:R14.445).*

KPM Dushnisky resigned effective 1 September 2020 and on 28 February 2021 was paid the balance of his 12-month notice period of $2.8m which included his DSP FY 2020 cash bonus (Single total figure of remuneration – 2020: $3.3m; 2019: $6.3m). Payment made in the current year is aligned to the standard terms and conditions of termination.

Details of the share incentive scheme awards are included below.

Sign-on share awards

	Balance at 1 January 2021	Granted	Vested deemed settled	Forfeited / Lapsed	Balance at 31 December 2021	Fair value of granted awards[1] ZAR '000	Fair value of vested awards[2] ZAR '000	Fair value of unvested awards at 31 December 2021[3] ZAR '000
Prescribed officers								
PD Chenard	32,476	—	32,476	—	—	—	10,157	
M Godoy	—	107,353	—	—	107,353	30,489	—	35,287
Total prescribed officers	32,476	107,353	32,476	—	107,353	30,489	10,157	35,287
Other management[4]	87,939	5,449	87,939	896	4,553	1,415	27,277	1,497
Total sign-on share awards	120,415	112,802	120,415	896	111,906	31,904	37,434	36,784

[1]   The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2 to 3 year period in equal tranches in accordance with the JSE Listings Requirements.
[2]   Vested awards represents the value received on settlement date.
[3]   The fair value of unvested awards is calculated using the closing share price as at 31 December.
[4]   The awards for other management include awards for Mr KPM Dushnisky who stepped down as executive director in 2020.

DSP awards

	Balance at 1 January 2021	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December 2021	Fair value of granted awards[1] ZAR '000	Fair value of vested awards[2] ZAR '000	Fair value of unvested awards at 31 December 2021[3] ZAR '000
Executive directors								
KC Ramon	134,421	79,541	30,475	—	183,487	24,576	9,347	60,312
Total executive directors	134,421	79,541	30,475	—	183,487	24,576	9,347	60,312
Prescribed officers								
SD Bailey	52,433	51,929	14,325	—	90,037	16,045	4,396	29,595
VA Chamberlain[4]	19,889	15,498	8,228	—	27,159	4,788	2,524	8,927
PD Chenard	40,251	—	8,050	—	32,201	—	2,473	10,584
GJ Ehm	120,204	73,218	27,321	—	166,101	22,622	8,380	54,597
L Eybers	115,886	72,734	26,272	—	162,348	22,473	8,058	53,364
I Kramer	12,892	11,816	6,884	—	17,824	3,651	2,112	5,859
L Marwick	11,482	36,223	5,884	—	41,821	11,192	1,805	13,747
S Ntuli	62,114	58,047	25,226	—	94,935	17,935	7,915	31,205
TR Sibisi[5]	93,775	—	21,291	72,484	—	—	6,531	—
Total prescribed officers	528,926	319,465	143,481	72,484	632,426	98,706	44,194	207,878
Other management[6]	1,442,976	786,342	691,212	250,330	1,287,776	242,956	212,629	423,292
Total DSP awards	2,106,323	1,185,348	865,168	322,814	2,103,689	366,238	266,170	691,482

[1]   The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 24 February 2021.
[2]   The fair value of vested awards represents the value deemed received on settlement date.
[3]   The fair value of unvested awards is calculated using the closing share price as at 31 December.
[4]   Opening balances were included as part of Other Management.
[5]   Share awards lapsed due to resignation.
[6]   The awards for other management include awards for Ms ME Sanz for 2020 and Mr KPM Dushnisky who stepped down as executive director in 2020.

31 RELATED PARTIES CONTINUED

Non-Executive Directors' fees and allowances

The board received a 2% inflationary increase for 2021. This increase was based on the US inflation rate in 2021, in line with market practice. This is the first increase Non-Executive Directors have received since 2014.

The table below details the fees payable to Non-Executive Directors in accordance with the Company's shareholder approved policy together with allowances paid in the year:

US dollars	Director fees[(1)]	Committee fees	Travel allowance	Total	Figures in thousands Total 2020	Figures in thousands Total 2019
	2021					
M Ramos (Chairperson)	359,350	92,000	—	451,350	202	107
R Gasant (Lead independent director)	179,900	116,500	—	296,400	223	193
KOF Busia	139,300	93,500	7,500	240,300	103	—
AM Ferguson	139,300	103,000	12,500	254,800	197	217
AH Garner	139,300	53,500	8,750	201,550	174	196
N Magubane	139,300	38,500	—	177,800	171	—
MDC Richter	139,300	103,000	7,500	249,800	209	230
JE Tilk	139,300	130,500	8,750	278,550	206	231
Total fees for 2021	1,375,050	730,500	45,000	2,150,550	1,485	1,174

(1) *Includes the annual base fee paid to NEDs as well as fees paid for special board meetings.*

Non-Executive Directors do not hold service contracts with the Company. Executive Directors do not receive payment of directors' fees or committee fees.

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the Company at 31 December, which individually did not exceed 1% of the Company's issued ordinary share capital, were:

US dollars	31 December 2021 Beneficial holding Direct	31 December 2021 Beneficial holding Indirect	31 December 2020 Beneficial holding Direct	31 December 2020 Beneficial holding Indirect	31 December 2019 Beneficial holding Direct	31 December 2019 Beneficial holding Indirect
Non-Executive directors						
KOF Busia[(1)]	2,000					
AM Ferguson[(1)]	5,000					
MDC Richter[(1)]	10,300		9,300	—	9,300	—
AH Garner[(1)]	17,500		17,500	—	17,500	—
Total	34,800	—	26,800	—	26,800	—
Executive directors						
A Calderon[(1)(2)]	4,690	—	—	—	—	—
KC Ramon	91,949	—	91,949	—	59,124	—
Total	96,639	—	91,949	—	59,124	—
Prescribed officers						
SD Bailey[(1)]	12,867		8,609	—	1,190	—
GJ Ehm[(2)]	26,125	12,213	50,443	12,213	35,058	16,213
L Eybers[(2)]	28,466		28,466	—	18,164	—
S Ntuli	6,421		6,421	—	—	—
Total	73,879	12,213	93,939	12,213	54,412	16,213
Grand total	205,318	12,213	212,688	12,213	140,336	16,213

(1) *Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share).*
(2) *Held on the Australian securities exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share).*

A register detailing Directors and Prescribed Officers' interests in contracts is available for inspection at the Company's registered and corporate office.

Subsequent to 31 December 2021

Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group's DSP scheme, after 31 December 2021 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holding
Executive Directors				
KC Ramon	7 March 2022	Off market exercise of vested share awards to retain 26,751 shares	50,000	Direct
	7 March 2022	On-market sale of shares to fund tax liability in relation to costs incurred in exercise of vested share awards	23,249	Direct
Prescribed officers				
M Godoy	1 March 2022	Off market award of the first tranche of the sign-on bonus to retain 32,643 shares	48,309	Direct
	2 March 2022	On-market sale of shares to fund tax liability in relation to costs incurred with the sign-on awards	15,666	Direct

US dollar millions	2021	2020	2019
32 CONTRACTUAL COMMITMENTS AND CONTINGENCIES			
Capital commitments			
Acquisition of tangible assets			
Contracted for	**146**	120	161
Not contracted for	**547**	367	426
Authorised by the directors	**693**	487	587
Allocated to:			
Project capital			
- within one year	**337**	216	288
- thereafter	**64**	71	162
	401	287	450
Stay-in-business capital			
- within one year	**292**	200	117
- thereafter	**—**	—	20
	292	200	137
Share of underlying capital commitments of joint ventures included above	**4**	12	2
Purchase obligations			
Contracted for			
- within one year	**423**	391	506
- thereafter	**624**	882	579
	1,047	1,273	1,085

Purchase obligations

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

32 CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

The credit facilities contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

US dollar millions	2021	2020	2019
Contingent liabilities			
Litigation - Ghana[1][2]	—	97	97
	—	97	97

Litigation claims

[1]   Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited's (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at the Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC's request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore a possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter at no cost to either of the parties.

[2]   Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs' alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG's obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 10.

33 FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group's counterparties.

The financial risk management objectives of the group are defined as follows:
- safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk of fluctuations in the Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates.

Net open hedge position as at 31 December 2021
The group had no commitments against future production potentially settled in cash.

Interest rate and liquidity risk
The group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates. The counter parties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 24 and 34).

The contractual maturities of financial liabilities, including interest payments, are as follows:

Financial liabilities

2021	Within one year $ millions	Effective rate %	Between one and two years $ millions	Effective rate %	Between two and five years $ millions	Effective rate %	After five years $ millions	Effective rate %	Total $ millions
Trade and other payables	647		7		—		—		654
Borrowings	119		115		332		2,169		2,735
- In USD	113	4.3	76	4.2	280	4.1	2,169	4.1	2,638
- In AUD	—	1.5	33	1.5	—	—	—	—	33
- TZS in USD equivalent	6	12.5	6	12.5	52	12.5	—	—	64
2020									
Trade and other payables	627		8						635
Borrowings	205		901		137		1,414		2,657
- In USD	158	5.0	901	5.0	137	4.6	1,414	4.6	2,610
- TZS in USD equivalent	47	12.5	—	—	—	—	—	—	47
2019									
Trade and other payables	586		15		—		—		601
Borrowings	802		185		1,012		602		2,601
- In USD	790	5.8	132	6.0	913	6.1	602	6.5	2,437
- AUD in USD equivalent	—	2.3	—	2.3	22	2.3	—	—	22
- TZS in USD equivalent	6	12.5	47	12.5	—	—	—	—	53
- ZAR in USD equivalent	6	8.1	6	8.1	77	8.1	—	—	89

The table below provides a breakdown of the contractual maturities including interest payments of the lease liabilities.

2021	Within one year $ millions	Effective rate %	Between one and two years $ millions	Effective rate %	Between two and five years $ millions	Effective rate %	After five years $ millions	Effective rate %	Total $ millions
Lease liabilities	68		50		74		10		202
- In USD	32	2.3	19	2.3	13	2.3	—	—	64
- AUD in USD equivalent	24	4.6	23	4.6	51	4.6	10	4.6	108
- BRL in USD equivalent	10	11.0	7	11.0	6	11.0	—	—	23
- ZAR in USD equivalent	2	5.9	1	5.9	4	5.9	—	—	7
2020									
Lease liabilities	42		31		68		19		160
- In USD	10	6.1	4	6.1	6	6.1	—	—	20
- AUD in USD equivalent	22	4.7	21	4.7	58	4.7	19	4.7	120
- BRL in USD equivalent	7	8.4	5	8.4	4	8.4	—	—	16
- ZAR in USD equivalent	3	9.8	1	9.8	—	—	—	—	4
2019									
Lease liabilities	51	—	33	—	54	—	56	—	194
- In USD	22	7.0	4	7.0	8	7.0	1	7.0	35
- AUD in USD equivalent	22	3.5	22	3.5	42	3.5	55	3.5	141
- BRL in USD equivalent	3	6.8	3	6.8	3	6.8	—	—	9
- ZAR in USD equivalent	4	9.8	4	9.8	1	9.8	—	—	9

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the group is as follows:

US dollar millions	2021	2020	2019
Other investments[1]	1	2	67
Trade and other receivables	87	95	57
Cash restricted for use (note 21)	58	73	64
Cash and cash equivalents (note 22)	1,154	1,330	456
Total financial assets	1,300	1,500	644

[1]   Included in other investments are amounts transferred to held for sale nil (2020:nil; 2019: $63m).

Trade and other receivables, that are past due but not impaired totalled $18m (2020: $12m; 2019: $15m).

Trade receivables mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

 The maximum exposure to credit risk for all other financial instruments are approximated by their carrying values.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

33 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:

Type of instrument

US dollar millions	Carrying amount 2021	Fair value 2021	Carrying amount 2020	Fair value 2020	Carrying amount 2019	Fair value 2019
Financial assets						
Other investments [(1)]	117	117	188	188	170	170
Financial liabilities						
Borrowings (note 24)	1,909	2,011	1,931	2,131	2,033	2,135

[(1)]   *Included in other investments are amounts transferred to held for sale nil (2020:nil; 2019: $84m).*

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Other Investments
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy.

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis US dollar millions	Level 1	Level 2	Level 3	Total
2021				
Equity securities - FVTOCI	116	—	—	116
Deferred compensation asset	—	—	25	25
2020				
Equity securities - FVTOCI	186	—	—	186
Deferred compensation asset	—	—	28	28
2019				
Equity securities - FVTOCI	82	—	—	82
Equity securities - FVTPL	21	—	—	21

Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony. The transaction closed on 30 September 2020, with Harmony taking effective control of these producing assets and related liabilities on 1 October 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a. $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $25m is recognised in the statement of financial position as at 31 December 2021.

b. $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Ore Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony's future investment decisions. Under the conditions prevailing as at 31 December 2021, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

US dollar millions	2021
Opening balance	28
Unwinding of the deferred compensation asset	2
Changes in estimates - fair value adjustments[1]	(3)
Translation	(2)
Closing balance[2]	25

[1] Included in the Income statement in foreign exchange and fair value adjustments.

[2] Included in the Statement of financial position in non-current trade, other receivables and other assets.

Sensitivity analysis
The table below illustrates the impact on the fair value of the deferred compensation asset resulting from an increase/decrease in production estimates over the remaining period used in the weighted probability calculation.

	Percentage change in number of ounces	Change in deferred compensation asset $m
Effect of changes in assumptions		
Increase in number of ounces	+10%	3
Decrease in number of ounces	-10%	(3)

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony's mining plans, which could differ from the actual mining plans followed by Harmony.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $10m for a current carrying value of the liability of AUD $138m. At Iduapriem, we have provided a bond comprising of a cash component of $11m with a further bond guarantee amounting to $39m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54m. At Obuasi, we have provided a bond comprising of a cash component of $21m with a further bank guarantee amounting to $30m issued amongst Stanbic Bank Ghana Limited, $13m and Standard Chartered Bank Ghana PLC (SCB) for $17m for a current carrying value of the liability of $217m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

33 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
The expected impact on the Group's profit or loss and equity is fairly reflected within the "Change in interest" amount.

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
		2021	
Financial assets			
USD denominated	100	3	3
AUD denominated	150	1	1
CAD denominated	100	4	5
Financial liabilities			
TZS denominated	250	2,692	1
AUD denominated	150	1	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
		2020	
Financial assets			
USD denominated	100	6	6
AUD denominated	150	1	1
ARS denominated	250	121	1
Financial liabilities			
TZS denominated	250	2,730	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
		2019	
Financial assets			
USD denominated	100	1	1
AUD denominated	150	1	1
Financial liabilities			
TZS denominated	250	2,704	1
ZAR denominated[1]	150	15	1
AUD denominated	100	1	1

[1] This is the only interest rate for the Company.

Sensitivity analysis CONTINUED

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total $ millions	Change in exchange rate	Change in borrowings total $ millions	Change in exchange rate	Change in borrowings total $ milions
		2021		2020		2019
Borrowings						
ZAR denominated (R/$)	Spot (+R1.50)	—	Spot (+R1.50)	—	Spot (+R1.50)	(7)
TZS denominated (TZS/$)	Spot (+TZS250)	(5)	Spot (+TZS250)	(5)	Spot (+TZS250)	(5)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(2)	Spot (+AUD0.1)	—	Spot (+AUD0.1)	(1)
ZAR denominated (R/$)	Spot (-R1.50)	—	Spot (-R1.50)	—	Spot (-R1.50)	9
TZS denominated (TZS/$)	Spot (-TZS250)	6	Spot (-TZS250)	6	Spot (-TZS250)	6
AUD denominated (AUD/$)	Spot (-AUD0.1)	2	Spot (-AUD0.1)	—	Spot (-AUD0.1)	1

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

34 CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The capital structure of the group consists of net debt (borrowings as detailed in note 24, offset by cash and bank balances detailed in note 22) and equity of the group (comprising share capital and premium and accumulated reserves and non-controlling interests).

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.

The group had no major issuance of equity during the year.

A full analysis of the borrowings as presented on the statement of financial position is included in note 24. During October and November 2021 the $750m rated bonds due 2022 issued during July 2012, were redeemed. During October 2021 the Company concluded a 7- year $750m bond offering, priced at 3.375% per annum due 2028. The bonds were issued on 22 October 2021 with interest accruing from that date. Coupons are payable on a semi-annual basis payable in May and November each year and the bonds are repayable on 1 November 2028.

The $300m, $700m and the new $750m rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

During December 2021, the group entered into a new syndicated three-year unsecured multi-currency revolving credit facility of $150m. Facility A is a US dollar- based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian Shilling facility capped at the approximate equivalent of $87m with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. The facility is repayable at either 26 August 2024 or 17 December 2024 depending on the fulfilment of certain conditions in the borrowing agreement.

The interest margin on the five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks will reduce should the group's credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500m portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses.

Amounts are converted to US dollar at year end exchange rates.

34 CAPITAL MANAGEMENT CONTINUED

Gearing ratio (Adjusted net debt to Adjusted EBITDA)

US dollar millions	2021	2020	2019
Adjusted net debt from continuing operations			
Borrowings - non-current portion (note 24)	**1,858**	1,789	1,299
Lease liabilities - non-current portion (note 14)	**124**	116	126
Borrowings - current portion (note 24)	**51**	142	734
Lease liabilities - current portion (note 14)	**61**	37	45
Total borrowings	**2,094**	2,084	2,204
Less: cash and cash equivalents (note 22)	**(1,154)**	(1,330)	(456)
Net debt	**940**	754	1,748
Adjustments:			
IFRS16 lease adjustments	**(149)**	(106)	(119)
Unamortised portion of borrowing costs	**32**	22	16
Cash restricted for use (note 21)	**(58)**	(73)	(64)
Adjusted net debt	**765**	597	1,581
The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.			
Adjusted EBITDA from continuing operations			
Profit before taxation	**958**	1,589	619
Add back:			
Finance costs and unwinding of obligations (note 6)	**116**	177	172
Interest income	**(58)**	(27)	(14)
Amortisation of tangible, intangible and right of use assets (note 4)	**477**	570	583
Associates and joint ventures' adjustments for amortisation, interest and taxation	**183**	168	149
Other amortisation	**4**	6	6
EBITDA	**1,680**	2,483	1,515
Adjustments:			
Foreign exchange and fair value adjustments	**43**	—	12
Dividend income	**—**	(2)	—
Retrenchment and related costs	**20**	2	7
Care and maintenance costs (note 5)	**45**	—	47
Impairment, derecognition of assets and (profit) loss on disposal	**(11)**	1	6
Profit on disposal of joint ventures	**—**	(19)	—
Premium on settlement of bonds	**24**	—	—
Loss (gain) on non-hedge derivatives and other commodity contracts	**—**	5	(5)
Associates and joint ventures' share of costs	**—**	—	(2)
Adjusted EBITDA (as defined in the Revolving Credit Agreements)	**1,801**	2,470	1,580
Gearing ratio (Adjusted net debt to Adjusted EBITDA)	**0.42:1**	0.24:1	1.00:1
Maximum debt covenant ratio allowed per agreement	**3.5:1**	3.5:1	3.5:1

35 SUBSEQUENT EVENTS

AngloGold Ashanti Announces Completion of Acquisition of Corvus
On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (Corvus), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus. Under the terms of the arrangement, the shareholders of Corvus (other than the AGA group) received C$4.10 in cash per Corvus share.

The acquisition, deemed to be an asset acquisition under IFRS, resulted in a total consideration of $445m, including a non-cash consideration of $80m. The non-cash consideration represents the fair value of the 19.5% Corvus investment held by the group, prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The total consideration will be allocated to the acquired assets and assumed liabilities based on their estimated relative fair values on the acquisition date, which primarily consist of leased mineral properties and exploration results. Management is finalising the assessment of certain inputs and assumptions and gathering information that may impact the identification and fair value of the net assets.

Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).

COMPANY - INCOME STATEMENT

For the year ended 31 December

These Company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.

The functional currency of the Company is South African rands.

SA Rands millions	Notes	2021	2020 Restated [2]
Continuing operations			
Revenue	1	788	3,158
Corporate administration, marketing and related expenses	2	(470)	(667)
Amortisation of tangible, intangible and right of use assets		(38)	(37)
Impairment, derecognition of assets and (loss) profit on disposal		(9)	12
Impairment of investment in subsidiary		(1)	(916)
Other expenses	3	(250)	(241)
Loan impairments		(26)	(52)
Interest received		42	43
Foreign exchange and fair value adjustments [1]		(164)	(122)
Finance costs and unwinding of obligations	4	(29)	(191)
(Loss) profit before taxation		(157)	987
Taxation	6	18	(1,141)
Loss after taxation		(139)	(154)
Discontinued operations			
Profit from discontinued operations		—	1,056
(Loss) profit for the year		(139)	902

[1] Previously published as Other (losses) gains.
[2] Restated, refer note 26.

COMPANY - STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

SA Rands millions	Note	2021	2020
(Loss) profit for the year		(139)	902
Items that will not be reclassified subsequently to profit or loss:		(21)	139
Net loss on equity investments		—	(2)
Actuarial (loss) gain recognised	17	(21)	141
Other comprehensive (loss) income for the year, net of tax		(21)	139
Total comprehensive (loss) income for the year, net of tax		(160)	1,041

COMPANY - STATEMENT OF FINANCIAL POSITION

As at 31 December

SA Rands millions	Notes	2021	2020
ASSETS			
Non-current assets			
Tangible assets	8	137	26
Right of use assets	9	68	18
Intangible assets	10	22	11
Investments in subsidiaries	11	41,107	42,747
Other investments		15	15
Trade and other receivables	12	406	406
		41,755	43,223
Current assets			
Inventories	13	72	73
Trade and other receivables	12	102	333
Intra-group receivables	14	414	437
Cash and cash equivalents		1,221	2,586
		1,809	3,429
Total assets		43,564	46,652
EQUITY AND LIABILITIES			
Share capital and premium	15	52,002	52,178
Accumulated losses and other reserves		(15,216)	(12,223)
Total equity		36,786	39,955
Non-current liabilities			
Lease liabilities	9	68	13
Other provisions	16	569	734
Provision for post-retirement benefits	17	1,133	1,135
		1,770	1,882
Current liabilities			
Lease liabilities	9	27	49
Trade, other payables and other provisions	18	3,276	3,172
Intra-group payables	14	1,705	1,576
Taxation	19	—	18
		5,008	4,815
Total liabilities		6,778	6,697
Total equity and liabilities		43,564	46,652

COMPANY - STATEMENT OF CASH FLOW

For the year ended 31 December

SA Rand millions	Notes	2021	2020 Restated[1]
Cash flows from operating activities			
Cash utilised by operations	20	(1,114)	(1,509)
Dividends received		641	1,009
Net cash outflow from operating activities from continuing operations		(473)	(500)
Net cash inflow from operating activities from discontinued operations		—	1,206
Net cash (outflow) inflow from operating activities		(473)	706
Cash flows from investing activities			
Capital expenditure		(145)	(4)
Acquisition of intangible assets		(13)	(10)
Proceeds on disposal of tangible assets		13	12
Associate loans repaid		—	146
Additional investment in subsidiaries		—	(185)
Proceeds on disposal of discontinued operations		—	3,366
Partial redemption of capital		2,418	—
Repayment of intra-group loans advanced		158	601
Interest received		42	43
Net cash inflow from investing activities from continuing operations		2,473	3,969
Net cash outflow from investing activities from discontinued operations		—	(405)
Net cash inflow from investing activities		2,473	3,564
Cash flows from financing activities			
Proceeds from borrowings		—	2,173
Repayment of borrowings		—	(3,173)
Repayment of lease liabilities	9	(54)	(41)
Finance costs - borrowings		(2)	(119)
Finance costs - leases	9	(5)	(8)
Dividends paid	7	(3,304)	(686)
Net cash outflow from financing activities from continuing operations		(3,365)	(1,854)
Net cash outflow from financing activities from discontinued operations		—	(3)
Net cash outflow from financing activities		(3,365)	(1,857)
Net (decrease) increase in cash and cash equivalents		(1,365)	2,413
Cash and cash equivalents at beginning of year		2,586	173
Cash and cash equivalents at end of year		1,221	2,586

[1] Restated refer to note 26.

COMPANY - STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December

SA Rands millions	Share capital and premium	Other capital reserves [1]	Retained earnings (accumulated losses)	Fair value through OCI	Actuarial gains (losses)	Total equity
Balance at 31 December 2019	51,931	686	(13,002)	(1)	(35)	39,579
Profit for the year			902			902
Other comprehensive income (loss)				(2)	141	139
Total comprehensive income (loss)	—	—	902	(2)	141	1,041
Shares issued	247					247
Share-based payments for share awards net of exercised		(51)				(51)
Dividends paid (note 7)			(686)			(686)
Distribution per regularisation agreement [2]			(175)			(175)
Balance at 31 December 2020	52,178	635	(12,961)	(3)	106	39,955
Loss for the year			(139)			(139)
Other comprehensive income (loss)					(21)	(21)
Total comprehensive income (loss)	—	—	(139)	—	(21)	(160)
Shares issued	137					137
Share-based payments for share awards net of exercised		158				158
Dividends paid (note 7)			(3,304)			(3,304)
Preference shares redeemed [3]	(313)		313			—
Balance at 31 December 2021	52,002	793	(16,091)	(3)	85	36,786

[1] Other capital reserves comprise a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2020: R141m) and equity items for share-based payments of R652m (2020: R494m).

[2] Per Eastvaal Gold Holdings Limited regularisation agreement approved by shareholders at the AngloGold Ashanti Limited Annual General Meeting on 10 June 2020.

[3] During December 2021, the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.

COMPANY - NOTES TO THE FINANCIAL STATEMENTS

SA Rands millions	2021	2020 Restated[1]
1 REVENUE		
Revenue consists of the following principal categories:		
Revenue - group services [2]	**147**	145
Dividends received from associates	**323**	138
Intra-group dividends	**318**	2,875
	788	3,158

[1] Refer to note 26.
[2] This represents the revenue from services to group companies R74m (2020: R72m) and management fees R73m (2020: R73m).

SA Rands millions	2021	2020 Restated[1]
2 CORPORATE ADMINISTRATION, MARKETING AND RELATED EXPENSES		
Corporate administration expenses	**385**	574
Share scheme and related costs	**85**	93
	470	667

[1] Refer to note 26.

SA Rands millions	2021	2020
3 OTHER EXPENSES (INCOME)		
Legacy (recovery) costs and other expenses	**(27)**	16
Medical defined benefit provisions	**90**	115
Royalties receivable impaired	**—**	66
Royalties received	**(37)**	(34)
Retrenchment and related costs [1]	**182**	—
Legal fees and project costs	**42**	78
	250	241

[1] Once-off retrenchment costs incurred in 2021 as part of the transition to the new Operating Model.

SA Rands millions	2021	2020
4 FINANCE COSTS AND UNWINDING OF OBLIGATIONS		
Lease finance costs	**5**	8
Finance costs on bank loans and other	**2**	108
Other finance costs and amortisation of fees	**—**	5
	7	121
Unwinding of obligations	**22**	70
Total finance costs and unwinding of obligations (note 20)	**29**	191

The interest included within finance costs is calculated at effective interest rates.

SA Rands millions	2021	2020
5 **EMPLOYEE BENEFITS**		
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	934	2,686
Health care and medical scheme costs		
current medical expenses	17	129
defined benefit post-retirement medical expenses	91	115
Pension and provident plan costs		
defined contribution	65	170
Retrenchment costs	155	—
Share-based payment expense [1]	163	145
Included in cost of sales, other expenses (income) and corporate administration, marketing and related expenses of continuing and discontinued operations before recharges to group companies.	1,425	3,245

[1] Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 9. These arrangements consist of awards by the Company to employees of various group companies. The income statement expense of R163m (2020: R145m) for the Company is only in respect of awards made to employees of the Company.

Refer to group note 31 for details of Directors' and Prescribed Officers' emoluments.

SA Rands millions	2021	2020
6 **TAXATION**		
Current taxation (note 19)		
Normal tax	2	2
Prior year over provision	(20)	(1)
	(18)	1
Deferred taxation		
Other temporary differences	—	1,140
	—	1,140
	(18)	1,141
Reconciliation to South African statutory rate		
Implied tax credit at statutory tax rate of 28% [1]	(44)	276
Increase (decrease) due to:		
Expenses not tax deductible [2]	54	57
Tax losses and other not recognised in deferred tax	266	—
Withholding taxes	2	2
Non-taxable dividend income	(179)	(843)
Non-taxable guarantee fees	(97)	(56)
Impairment of investment in subsidiary	—	257
Tax effect of retained SA items	—	241
Derecognition of deferred tax assets	—	1,208
Adjustments in respect of prior years	(20)	(1)
Income tax per income statement	(18)	1,141

[1] The South African statutory rate:
Non-mining statutory tax rate of 28% (2020: 28%). On 23 February 2022, the South African finance minister announced a change in corporate tax rate from 28% to 27% for companies with years of assessment ending on or after 31 March 2023.
[2] Includes corporate costs, loan impairments and other non-tax effective items.

SA Rands millions	2021	2020
Analysis of unrecognised deferred tax assets		
Available to be utilised against future profits		
- utilisation in excess of twenty years	5,574	4,733
	5,574	4,733

At the statutory tax rate, the unrecognised value of the deferred tax asset is R1,561m (2020: R1,325m).

SA Rands millions	2021	2020
7 DIVIDENDS		
Ordinary shares		
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2020		686
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021	2,941	
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10 September 2021	363	
	3,304	**686**

8 TANGIBLE ASSETS

SA Rands millions	Equipment, furniture and fittings [3]
Cost	
Balance at 1 January 2020	187
Additions	
- stay-in-business capital	4
Transfers and other movements[1]	(44)
Balance at 31 December 2020	147
Accumulated amortisation and impairments	
Balance at 1 January 2020	151
Amortisation for the year	17
Transfers and other movements[1]	(47)
Balance at 31 December 2020	121
Net book value at 31 December 2020	26
Cost	
Balance at 1 January 2021	**147**
Additions	
- stay-in-business capital	**145**
Transfers and other movements[1]	**(131)**
Balance at 31 December 2021	**161**
Accumulated amortisation and impairments	
Balance at 1 January 2021	**121**
Amortisation for the year	**21**
Impairments[2]	**13**
Transfers and other movements[1]	**(131)**
Balance at 31 December 2021	**24**
Net book value at 31 December 2021	**137**

[1]   Transfers and other movements include amounts from asset reclassifications and derecognition of assets.
[2]   Impairments include the impairment of corporate office assets.
[3]   The description has changed from Mine infrastructure to Equipment, furniture and fittings to describe the remaining assets within the Company subsequent to the disposal of the South African operation.

9   RIGHT OF USE ASSETS AND LEASE LIABILITIES

SA Rands millions	Land and buildings
Cost	
Balance at 1 January 2020	214
Balance at 31 December 2020	214
Accumulated amortisation and impairments	
Balance at 1 January 2020	182
Amortisation for the year	14
Balance at 31 December 2020	196
Net book value at 31 December 2020	18
Cost	
Balance at 1 January 2021	214
Additions	74
Derecognitions and other movements	(214)
Balance at 31 December 2021	74
Accumulated amortisation and impairments	
Balance at 1 January 2021	196
Amortisation for the year	16
Impairment	8
Derecognitions and other movements	(214)
Balance at 31 December 2021	6
Net book value at 31 December 2021	68

SA Rands millions	2021	2020
Amounts recognised in the income statement		
Amortisation expense on right of use assets	16	14
Interest expense on lease liabilities	5	8
Expenses on short term leases [(1)]	—	63
Expenses on variable lease payments not included in the lease liabilities [(1)]	81	190
Expenses on leases of low value assets [(1)]	—	88

[(1)]   *Includes amounts from discontinued operations.*

These expenses are allocated to corporate administration, marketing and related expenses.

Total cash outflow for leases during the period amounted to R59m (2020: R49m), consisting of repayments of liabilities of R54m (2020: R41m) and finance costs paid of R5m (2020: R8m).

SA Rands millions	2021	2020
Lease liability reconciliation		
Opening balance	62	104
Lease liability recognised	87	—
Repayment of lease liabilities	(54)	(41)
Finance costs paid on lease liabilities	(5)	(8)
Interest charged to the income statement	5	8
Other	—	(1)
Closing balance	95	62

SA Rands millions	2021	2020
Lease liability		
Non-current	68	13
Current	27	49
Total	95	62

9 RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED

SA Rands millions	2021	2020
Maturity analysis of lease liability		
Undiscounted cash flows		
Less than and including 1 year	31	53
Between 1 and 5 years	62	14
Five years and more	13	—
Total	106	67

The Company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Company's treasury function.

SA Rands millions	2021	2020
10 INTANGIBLE ASSETS		
Software and licenses		
Cost		
Balance at beginning of year	127	121
Additions	13	10
Transfers and other movements	(1)	(4)
Balance at end of year	139	127
Accumulated amortisation and impairment		
Balance at beginning of year	116	111
Amortisation for the year	1	6
Transfers and other movements	—	(1)
Balance at end of year	117	116
Net book value at end of year	22	11

SA Rands millions	2021	2020
11 INVESTMENT IN SUBSIDIARIES		
Shares at cost:		
Advanced Mining Software Limited	2	2
AGRe Insurance Company Limited	149	149
AngloGold Ashanti Holdings plc [1]	39,598	41,237
AngloGold Ashanti USA Incorporated	1,358	1,358
Eastvaal Gold Holdings Limited	—	1
	41,107	42,747

[1] R2.4bn was received from AngloGold Ashanti Holdings plc as a partial reduction of capital.

SA Rands millions	2021	2020
12 TRADE AND OTHER RECEIVABLES		
Non-current		
Deferred compensation asset [1]	401	406
Deposits	5	—
	406	406
Current		
Operating cost recoveries	—	200
Trade receivables	25	53
Prepayments and accrued income	55	58
Recoverable tax, rebates, levies and duties	17	6
Other receivables	5	16
	102	333
Total trade and other receivables	508	739

[1] The closing balance includes fair value adjustments of R31m (2020:R47m) included in foreign exchange and fair value adjustments and unwinding expense of R26m (2020: nil) included in finance costs and unwinding of obligations in the income statement.

SA Rands millions	2021	2020
13 INVENTORIES		
Group services - supplies	72	73
Total inventories	**72**	**73**

SA Rands millions	2021	2020
14 INTRA-GROUP BALANCES		
Intra-group receivables		
AngloGold Ashanti Australia Limited	142	92
AngloGold Ashanti Colombia S.A.	45	44
Minera Quebradona	1	4
AngloGold Ashanti Córrego do Sitío Mineração S.A.	24	21
AngloGold Ashanti (Ghana) Limited	43	24
AngloGold Ashanti Holdings plc	4	65
AngloGold Ashanti (Iduapriem) Limited	32	19
AngloGold Ashanti North America Inc	50	32
Geita Gold Mining Limited	18	19
Mineração Serra Grande S.A.	7	7
Société Ashanti Goldfields de Guinée S.A.	48	110
	414	**437**
Intra-group payables		
Advanced Mining Software Limited	9	9
AngloGold Ashanti Australia Limited	—	7
AngloGold Ashanti Colombia S.A.	—	1
AngloGold Ashanti (Ghana) Limited	1	1
AngloGold Ashanti Health (Pty) Limited	5	5
AngloGold Ashanti Holdings plc	1,221	1,122
AngloGold South America Limited	469	431
	1,705	**1,576**
Included in the statement of financial position as follows:		
Current assets (note 23)	414	437
Current liabilities (note 23)	(1,705)	(1,576)
	(1,291)	**(1,139)**

Intra-group balances are interest free and are payable on demand.

SA Rands millions	2021	2020
15 SHARE CAPITAL AND PREMIUM		
Share capital		
Authorised		
600,000,000 ordinary shares of 25 SA cents each	150	150
2,000,000 A redeemable preference shares of 50 SA cents each	1	1
5,000,000 B redeemable preference shares of 1 SA cent each	—	—
30,000,000 C redeemable preference shares of no par value	—	—
	151	151
Issued and fully paid		
417,501,452 (2020: 416,890,087) ordinary shares of 25 SA cents each	104	104
Nil (2020: 2,000,000) A redeemable preference shares of 50 SA cents each[1]		1
Nil (2020: 778,896) B redeemable preference shares of 1 SA cent each[1]		—
	104	105
Share premium		
Balance at beginning of year	52,073	51,827
Ordinary shares issued	137	246
Preference shares redeemed[1]	(312)	
Balance at end of year	51,898	52,073
Share capital and premium	52,002	52,178

[1]   During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled

The rights and restrictions applicable to the A, B and C redeemable preference shares are detailed in group note 23.

SA Rands millions	2021	2020
16 OTHER PROVISIONS		
Provision for silicosis		
Balance at beginning of year	718	753
Change in estimates	17	63
Transfer to short term provisions included in trade, other payables and other provisions	(79)	(23)
Unwinding of silicosis provision	47	70
Utilised during the year	(153)	(145)
Balance at end of year	550	718
Other provisions		
Balance at beginning of year	16	32
Charge to income statement	82	33
Transfer to short term provisions included in trade, other payables and other provisions	(79)	(49)
Balance at end of year	19	16
Total other provisions	569	734

SA Rands millions	2021	2020

17 PROVISION FOR POST-RETIREMENT BENEFITS

The retirement schemes consist of the following:		
Post-retirement medical scheme for AngloGold Ashanti's South African employees	**1,133**	1,135

Post-retirement medical scheme for AngloGold Ashanti's South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2021.

Information with respect to the defined benefit liability is as follows:

	2021	2020
Benefit obligation		
Balance at beginning of year	**1,135**	1,308
Current service cost	**1**	2
Interest cost	**89**	113
Benefits paid	**(113)**	(120)
Actuarial loss (gain)	**21**	(141)
Balance at end of year	**1,133**	1,162
Settlement gain	**—**	(27)
Net amount recognised	**1,133**	1,135
Components of net periodic benefit cost		
Current service cost	**1**	2
Interest cost	**89**	113
Net periodic benefit cost	**90**	115
Assumptions		
Assumptions used to determine benefit obligations at the end of the year are as follows:		
Discount rate	**9.79%**	9.14%
Expected increase in health care costs	**7.23%**	6.06%
Assumed health care cost trend rates at 31 December:		
Health care cost trend assumed for next year	**7.23%**	6.06%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.23%**	6.06%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:		
Effect on total service and interest cost - 1% point increase	**8**	6
Effect on post-retirement benefit obligation - 1% point increase	**76**	66
Effect on total service and interest cost - 1% point decrease	**(7)**	(5)
Effect on post-retirement benefit obligation - 1% point decrease	**(68)**	(62)

SA Rands millions	2021
17 PROVISION FOR POST-RETIREMENT BENEFITS CONTINUED	
Post-retirement medical scheme for AngloGold Ashanti's South African employees CONTINUED	
Cash flows	
Contributions	
The company expects to contribute R117m to the post-retirement medical plan in 2022.	
Estimated future benefit payments	
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2022	**117**
2023	**120**
2024	**122**
2025	**124**
2026	**125**
Thereafter	**525**

SA Rands millions	2021	2020
18 TRADE, OTHER PAYABLES AND OTHER PROVISIONS		
Trade payables	**163**	480
Accruals, financial guarantees and other [1]	**3,050**	2,617
Short-term provisions	**63**	75
	3,276	3,172

[1] *Includes accruals for current portion of the silicosis class action settlement obligation of R252m (2020: R173m) and retrenchments of R105m (2020:nil).*

Trade and other payables are non-interest bearing and are normally settled within 60 days.

SA Rands millions	2021	2020
19 TAXATION		
Balance at beginning of year	**18**	19
Taxation of items included in income statement (note 6)	**(18)**	1
Withholding tax on royalty received paid by third party	**(2)**	(2)
Transfer of taxation asset to trade and other receivables	**2**	—
Balance at end of year	**—**	18

SA Rands millions	2021	2020
20 CASH UTILISED BY OPERATIONS		
(Loss) profit before taxation	(157)	987
Adjusted for:		
Amortisation of tangible assets (note 8)	21	17
Amortisation of right of use assets (note 9)	16	14
Amortisation of intangible assets (note 10)	1	6
Finance costs and unwinding of obligations (note 4)	29	191
Post-retirement medical, silicosis and other provisions	(357)	(512)
Impairment, derecognition of assets and loss on disposal	34	51
Impairment of investment in subsidiary	1	916
Other expenses	63	131
Interest income	(42)	(43)
Dividends received	(641)	(1,009)
Foreign currency translation on intergroup loans	136	72
Other non-cash movements	(64)	112
Dividends received from Eastvaal Gold Holdings Limited	—	(2,003)
Movements in working capital	(154)	(439)
	(1,114)	**(1,509)**
Movements in working capital:		
Decrease in inventories	1	77
Decrease (increase) in trade and other receivables	240	(210)
Decrease in trade and other payables	(395)	(306)
	(154)	**(439)**

SA Rands millions	2021	2020
21 RELATED PARTIES		
Material related party transactions were as follows:		
Sales and services rendered to related parties		
Subsidiaries[(1)]	**1,668**	2,708
Purchases and services acquired from related parties		
Subsidiaries[(1)]	**22**	137
Outstanding balances arising from sale of goods and services due by related parties		
Subsidiaries	**517**	514
Provisions for bad debts	**(103)**	(77)
Subsidiaries (note 14)	**414**	437
Outstanding balances arising from purchases of goods and services and other loans owed to related parties		
Subsidiaries	**1,705**	1,576

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

In 2021, AngloGold Ashanti received R2.4b from AngloGold Ashanti Holdings plc as a partial redemption of capital and a net dividend of R318m (2020: R872m) from AngloGold Ashanti Holdings plc and Rnil (2020: R1,828m) from Eastvaal Gold Holdings Limited.

Details of guarantees to related parties are included in note 22.

Refer to page 108 for the list of principal subsidiaries and operating entities.

Directors and other key management personnel

Details relating to directors' and prescribed officers' emoluments and shareholdings in the Company are disclosed in group note 31.

[(1)] Includes VAT where applicable.

SA Rands millions	2021	2020
22 CONTRACTUAL COMMITMENTS AND CONTINGENCIES		
Capital commitments		
Acquisition of tangible assets		
Contracted for	11	13
Not contracted for	3	3
Authorised by the directors	14	16
Allocated to:		
Stay-in-business capital		
- within one year	14	16
Contingencies		
Contingent assets		
Royalty – Tau Lekoa Gold Mine[1]	—	—
Contingent compensation – Harmony Gold[2]	—	—
Guarantees		
Financial guarantees		
Rated bonds[3]	27,986	25,703
	27,986	25,703

Contingent assets

[1] Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 895,954oz produced have been received to date. No royalties were received during 2020 and 2021 and the Company in the process of obtaining legal advice in order to recover royalties due.

[2] Contingent compensation - As a result of the sale of the South African assets to Harmony Gold Company Limited (Harmony) effective 30 September 2020, Harmony has agreed to pay AngloGold Ashanti a contingent compensation of $20 per ounce in relation to underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the current infrastructure if it is developed.

Guarantees

[3] The Company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 3.75% rated bonds due 1 October 2030, the issued $300m 6.5% rated bonds due 15 April 2040 and the $750m 3.375% rated bonds due 1 November 2028. The issued $750m 5.125% rated bonds were repaid during October 2021 and November 2021.

23 FINANCIAL RISK MANAGMENT ACTIVITIES

Managing risk in the Company

Risk management activities within the Company are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the Company are defined as follows:

- safeguarding the Company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and that they comply with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future intra-group earnings from investments held by the Company resulting from fluctuations in the price of gold. The Company is also exposed to certain by-product commodity price risk on current or future intra-group earnings from investments held by the Company and foreign exchange risk on intra-group balances. Some of the intra-group balances are denominated in US dollar which exposes the Company to the risk that fluctuations in the SA rand/US dollar exchange rate may have an adverse effect on the intra-group balances.

Interest rate and liquidity risk

Refer note 33 in the group financial statements. At each of the financial years ended 31 December 2021 and 2020, the Company was in a net current liability position. The Company will fund current liabilities from operating cash flows and dividends received from group companies and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

SA Rands millions	Within one year		Between one and two years		Between two and five years		After five years		Total
2021	Million	Effective rate %	Million	Effective rate %	Million	Effective rate %	Million	Effective rate %	Million
Financial guarantees							27,986		27,986
Lease liability (note 9)	31	5.9	19	5.9	56	5.9	—		106
Trade and other payables (note 18)	3,276								3,276
Intra-group balances (note 14)	1,705	(1)							1,705

2020									
Financial guarantees			11,016				14,687		25,703
Lease liability (note 9)	53	9.8	14	9.8					67
Trade and other payables (note 18)	3,172		—		—		—		3,172
Intra-group balances (note 14)	1,576	(1)	—		—		—		1,576

(1) Effective rate less than 0.1%

Financial guarantees and their related amounts included in the statement of financial position include:

SA Rands millions	Guarantee	Included in statement of financial position	Guarantee	Included in statement of financial position
	2021		2020	
Rated bonds	27,986	2,385	25,703	1,953
	27,986	2,385	25,703	1,953

23 FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED

Credit risk
Refer group note 33.

The combined maximum credit risk exposure of the Company is as follows:

SA Rands millions	2021	2020
Other investments (excluding equity securities - FVTOCI)	14	14
Trade and other receivables	436	675
Intra-group balances (note 14)	414	437
Cash and cash equivalents	1,221	2,586
Total financial assets	2,085	3,712
Financial guarantees	27,986	25,703

The Company has trade and other receivables that are past due totalling nil (2020: nil) and other investments that are impaired totaling nil (2020: R6m). Trade and other receivables arise mainly due to intergroup transactions. Receivables from intergroup transactions are considered to be low credit risk. Credit risk for these assets has not increased significantly since initial recognition. During 2021, the business activities of some of the subsidiaries of the Company changed and the intergroup loans of the subsidiaries were fully impaired by R26m (2020: R53m).

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the Company's other investments as at 31 December are as follows:

Type of instrument

SA Rands millions	Carrying amount	Fair value	Carrying amount	Fair value
	2021		2020	
Financial assets				
Other investments	15	15	15	15

The following methods and assumptions were used to estimate fair values:

Cash and cash equivalents, trade, other receivables and other assets, trade and other payables and intragroup receivables and payables.
The carrying amounts approximate fair value due to their short-term nature.

Fair value of financial instruments
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

23 FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED

The following table sets out the Company's financial assets measured at fair value by level within the fair value as at 31 December.

Type of instrument

Assets measured at fair value on a recurring basis SA Rands millions	Level 1	Level 2	Level 3	Total
		2021		
Equity securities - FVTOCI	1			1
Deferred compensation asset			401	401
		2020		
Equity securities - FVTOCI	1	—	—	1
Deferred compensation asset	—	—	406	406

Level 3 financial assets

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony. The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a. $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of R401m is being recognised in the statement of financial position as at 31 December 2021.

b. $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Ore Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony's future investment decisions. Under the conditions prevailing as at 31 December 2021, no portion of deferred compensation below infrastructure has been included in deferred compensation asset.

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

SA Rands millions	2021
Opening balance	406
Unwinding of the deferred compensation asset	27
Changes in estimates - fair value adjustments[1]	(32)
Closing balance[2]	401

[1] Included in the Income statement in foreign exchange and fair value adjustments.

[2] Included in the statement of financial position in non-current trade, other receivables and other asset.

Sensitivity analysis

The table below illustrates the impact on the fair value of the deferred compensation asset resulting from an increase / decrease in production estimates over the remaining period used in the weighted probability calculation.

	Percentage change in number of ounces	Change in deferred compensation asset ZARm
Effect of changes in assumptions		
Increase in number of ounces	+10%	40
Decrease in number of ounces	-10%	(40)

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony's mining plans, which could differ from the actual mining plans followed by Harmony.

23 FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED

Sensitivity analysis

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of intra-group payables balances at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

SA Rands millions	Change in exchange rate	Change in intra-group payable total Rm	Change in exchange rate	Change in intra-group payable total Rm
	2021		2020	
Intra-group payables				
USD denominated ($/R)	Spot (-R1.50)	(160)	Spot (-R1.50)	(161)
USD denominated ($/R)	Spot (+R1.50)	160	Spot (+R1.50)	161

The intra-group payable balances in the denominated currency will not be influenced by a movement in its exchange rate.

Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 33 in the group financial statements.

24 CAPITAL MANAGEMENT

Capital is managed on a group basis only and not on a Company basis. Refer to note 34 in the group financial statements.

25 SUBSEQUENT EVENTS

Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).

26 RE-PRESENTATION NOTE

Following the disposal of the South African operations in September 2020 the nature of the Company's main operating activities has been reassessed and confirmed to have changed from mining operations to an investment holding company. During 2021, the Company's income, derived from revenue, was in the form of services rendered to group companies and dividends received from subsidiaries, associate and other investments. Due to the change in the nature of the operating activities of the Company, the Income statement and Statement of cash flow have been re-presented and restated for comparability. The re-presentation has no impact on the reported totals or on amounts presented in the Statement of financial position.

Company - Income statement

SA Rands millions	2020 Previously published	Adjustments	2020 Restated	
Continuing operations				**Continuing operations**
Revenue	72	3,086	3,158	Revenue
Cost of sales	(34)	34		
Gross profit	38			
Corporate administration, marketing and other expenses	(669)	2	(667)	Corporate administration, marketing and related expenses
Exploration and evaluation costs	(1)	1		
		(37)	(37)	Amortisation of tangible, intangible and right of use assets [1]
Impairment, derecognition of assets and profit (loss) on disposal	12		12	Impairment, derecognition of assets and profit (loss) on disposal
(Impairment) impairment reversal of investment in subsidiary	(916)		(916)	Impairment of investment in subsidiary
Other (expenses) income	(241)		(241)	Other expenses
Loan impairments	(52)		(52)	Loan impairments
Operating loss	(1,829)			
Interest income	43		43	Interest income
Dividends received	3,013	(3,013)		
Net inter-company management fees and interest	73	(73)		
Other (losses) gains	(122)		(122)	Foreign exchange and fair value adjustments
Finance costs and unwinding of obligations	(191)		(191)	Finance costs and unwinding of obligations
Profit (loss) before taxation	987		(987)	**Loss (profit) after taxation**
Taxation	(1,141)		(1,141)	Taxation
Profit (loss) for the period from continuing operations	(154)		(154)	**Loss after taxation**
Discontinued operations				**Discontinued operations**
Profit (loss) from discontinued operations	1,056		1,056	Profit from discontinued operations
Profit (loss) for the year	902		902	(Loss) profit for the year

[1] The amortisation of tangible, intangible and right of use assets was previously presented in cost of sales in the income statement.

Company - Statement of cash flow

SA Rands millions	2020 Previously published	Adjustments	2020 Restated
Cash flows from operating activities [1]			
Dividends received [2]		1,009	1,009
Net cash outflow from operating activities from continuing operations	(1,509)	1,009	(500)
Net cash (outflow) inflow from operating activities	(303)	1,009	706
Cash flows from investing activities			
Dividends received [2]	1,009	(1,009)	
Net cash inflow from investing activities from continuing operations	4,978	(1,009)	3,969
Net cash inflow from investing activities	4,573	(1,009)	3,564

[1] Receipts from customers and payments to suppliers have been excluded from the cash flow re-presentation following the change in business activities. The details of cash generated from operations is included in note 20.
[2] Dividends received were reclassified to cash flows from operating activities from cash flows from investing activities.

26 RE-PRESENTATION NOTE CONTINUED

Revenue

SA Rands millions	2020 Previously published	Adjustments	2020 Restated	
Revenue				**Revenue**
Revenue - Group services	**72**	73[1]	**145**	Revenue - Group services
		138[2]	**138**	Dividends received from associates
		2,875[2]	**2,875**	Intra-group dividends
			3,158	

[1] The management services fee was previously presented as part of net inter-company management fees and interest in the income statement.
[2] These dividends were previously presented within dividends received in the income statement.

Corporate administration, marketing and related expenses

SA Rands millions	2020 Previously published	Adjustments	2020 Restated	
Corporate administration, marketing and other expenses				**Corporate administration, marketing and related expenses**
Corporate administration expenses	**576**	(2)[1]	**574**	Corporate administration expenses
Share scheme and related costs	**93**		**93**	Share scheme and related costs
	669		**667**	

[1] The rehabilitation cost recovery of (R3m) was previously presented in cost of sales and R1m was previously presented as exploration and evaluation costs in the income statement.

ANNEXURE A

Summary of significant accounting policies

EQUITY-ACCOUNTED INVESTMENTS

Joint ventures

A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in joint arrangements classified as joint ventures are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the Company financial statements.

Associates

The equity method of accounting is used for investments over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the Company financial statements.

Joint ventures and associates

If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.

Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose.

In determining materiality for the disclosure requirements of IFRS 12 Disclosure of Interest in Other Entities, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

JOINT OPERATIONS

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

FOREIGN CURRENCY TRANSLATION

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the parent company is South African Rands.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. For the Company, the exchange differences on such monetary items are reported in the Company income statement.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- share capital and premium are translated at historical rates of exchange at the reporting date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
- all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement. On disposal of non-foreign operations, where the parent's functional currency, is the same as the subsidiary's, associate's, joint venture's or branch's functional currency, no reclassification of FCTR is required.

SEGMENT REPORTING

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The Chief Executive Officer and the Executive Committee are collectively identified as the CODM.

TANGIBLE ASSETS

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production revenue generated and pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

When there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognised as an impairment.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount of the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years; and
- computer equipment up to three years.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which the assets are ready for use as intended by management.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of Ore Reserve which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve.

Equipment, furniture and fittings in the Company financial statements are included in Mine infrastructure in the group financial statements.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:
- Costs on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;
- Costs on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Mineral Resource after which the expenditure is capitalised as mine development cost; and
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

DEVELOPMENT EXPENDITURE

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement. Capitalised development costs are included as assets under construction and mine development costs in tangible assets.

GOODWILL

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Ore Reserves, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

LEASES

The group assesses whether a contract is or contains a lease, at inception of a contract. The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group applies the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:
- fixed lease payments (including in-substance fixed payments), less any lease incentives;
- variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
- the amount expected to be payable by the lessee under residual value guarantees;
- the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
- payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented separately in the consolidated statement of financial position, allocated to non-current and current liabilities.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
- the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
- the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);
- a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:
- periods covered by an option to extend the lease if the group is reasonably certain to make use of that option; and / or
- periods covered by an option to terminate the lease, if the group is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The group applies IAS 36 *Impairment of Assets* to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.

PROVISIONS

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

EMPLOYEE BENEFITS

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Share-based payments

The group's management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In addition, the group's management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the Company's share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.

In the Company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

ENVIRONMENTAL EXPENDITURE

The group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

REVENUE RECOGNITION

Group

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:
- refined gold;
- by-products including silver and sulphuric acid; and
- doré bars.

Revenue from product sales is recognised at a point in time.

Company

Management fees for group services rendered are recognised as revenue over time when the services are been rendered. In selected transactions, the Company acts as an agent for the acquisition and delivery of goods from suppliers to an operating entity of the group. In agency transactions, the Company recognises the fees charged for arranging the service, as revenue at a point in time, when the goods have been delivered.

Dividend income from investments is recognised by the Company when the Company's rights to receive payment have been established.

TAXATION

Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense if based on the specific facts and circumstances, the entity has determined that the interest (receivable or payable) and penalties payable to the tax authorities are an income tax.

OTHER EXPENSES AND INCOME

Items of income and expense, not included in gross profit, that are:
- material either quantitatively or qualitatively, or both;
- not directly related to current operating or financing activities; and
- not disclosed separately on the face of the income statement,

are classified as Other (expenses) income on the face of the income statement.

FINANCIAL INSTRUMENTS

Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument's acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortised cost compromise of interest bearing borrowings and trade and other payables.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:
- amortised cost;
- Fair value through other comprehensive income (FVTOCI) - equity instruments; or
- FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in impairment, derecognition of assets and profit (loss) on disposal. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed and unlisted equity investments are included in Other investments in the Statement of financial position. Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group's right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Trade receivables
Trade receivables mainly comprise receivables owing from banking institutions purchasing gold bullion. Normal market settlement terms are two working days. Trade receivables are recognised on settlement date.

Deferred compensation asset
Deferred consideration is treated as a financial instrument to the extent that it constitutes a right to receive cash from a third party and measured at FVTPL. The fair value change in the deferred compensation asset is recognised in foreign exchange and fair value adjustments in the income statement.

Impairment of financial assets
Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL's. Loss allowances are deducted from

the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

Financial guarantees in the parent company
Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value. The fair value of a financial guarantee contract is the present value of the difference between the net contractual cash flows required under a debt instrument, and the net contractual cash flows that would have been required without the guarantee. The liability is amortised in a straight line over the period the guarantee remains in place.

Fair value measurements

The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES

For the year ended 31 December

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.

		Shares held		Holding	Percentage held	
		2021	2020		2021	2020
Principal subsidiaries and controlled operating entities						
AngloGold Ashanti Australia Limited[1]	2	**257,462,077**	257,462,077	I	**100**	100
AngloGold Ashanti Holdings plc	6	**5,326,550,917**	5,326,550,917	D	**100**	100
AngloGold Ashanti USA Incorporated	9	**235**	235	D	**100**	100
Operating entities						
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	**4,167,084,999**	4,167,084,999	I	**100**	100
AngloGold Ashanti (Ghana) Limited[2]	4	**132,419,585**	132,419,585	I	**100**	100
AngloGold Ashanti (Iduapriem) Limited	4	**66,270**	66,270	I	**100**	100
Cerro Vanguardia S.A.	1	**13,875,000**	13,875,000	I	**92.50**	92.50
Geita Gold Mining Limited	8	**123,382,772**	123,382,772	I	**100**	100
Mineração Serra Grande S.A.	3	**1,999,999**	1,999,999	I	**100**	100
Société AngloGold Ashanti de Guinée S.A.	5	**3,486,134**	3,486,134	I	**85**	85
Joint venture operating entities						
Kibali (Jersey) Limited[3]	7	**2,324**	2,324	I	**50**	50
Unincorporated joint operation						
Tropicana joint operation	2	**n/a**	n/a	I	**70**	70

(1) *Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.*

(2) *Operates the Obuasi mine in Ghana.*

(3) *90% owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.*

D - Direct Holding

I - Indirect Holding

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Tanzania
4	Ghana	9	United States of America
5	Republic of Guinea		

SHAREHOLDERS' INFORMATION

At 31 December

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are 5% or more of the ordinary issued share capital of the Company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti's capital	Ordinary shares held			
	2021		2020	
	Number	%	Number	%
Public Investment Corporation of South Africa	44,332,506	10.62	39,846,637	9.56
Coronation Holdings	37,322,250	8.94		
Black Rock Inc.	27,155,066	6.50	27,956,084	6.71
Van Eck Global			26,488,311	6.35

The Bank of New York Mellon holds 135,501,107 shares representing a holding of 33% (2020: 145,927,871 shares, a 35% holding) through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Shareholder spread as at 31 December 2021:

Class of shareholder	Number of shareholders	% of total shares in issue	Number of shares held	% of total shareholders
Public shareholders	24,722	99.96 %	417,156,030	99.92 %
Non-Public Shareholders	8	0.03 %	172,772	0.04 %
Strategic holdings (Government of Ghana)	1	0.01 %	172,650	0.04 %
Total	24,731	100.00 %	417,501,452	100.00 %

A redeemable preference shares B redeemable preference shares	All redeemable preference shares were redeemed during the year.

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's Annual Financial Statements 2021, please request same from the contact persons listed at the end of this report, or from the Company's website, or from companysecretary@anglogoldashanti.com, or Private Bag X 20, Rosebank 2196.

GLOSSARY OF TERMS

All-in costs (AIC):	All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine.
	Non-sustaining costs are those costs incurred at new operations and costs related to 'major projects' at existing operations where these projects will materially increase production.
	All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
All-in sustaining costs (AISC):	During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note (which was updated in November 2018) on the 'all-in sustaining costs' metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. 'All-in sustaining costs' is an extension of the existing 'total cash cost' metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations.
	All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
By-products:	Any products that emanate from the core process of producing gold, including silver and sulphuric acid.
Capital expenditure:	Total capital expenditure on tangible and intangible assets.
Adjusted EBITDA:	Profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates' EBITDA.
	The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Effective tax rate:	Current and deferred taxation as a percentage of profit before taxation.
Free cash flow:	Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Gain (loss) on non-hedge derivatives and other commodity contracts:	Fair value changes on derivatives that are not designated as hedges in accordance with IFRS 9 - *Financial Instruments*, and other commodity contracts.
Gold produced:	Refined gold in a saleable form derived from the mining process.
Net debt:	Borrowings (excluding the Turbine Square Two (Pty) Limited lease), adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents.
Non-foreign operation:	An entity with a functional currency the same as the parent company (ZAR), which differs from the group presentation currency (USD).
Operating cash flow:	Net cash inflow from operating activities less stay-in-business capital expenditure.
Operating profit:	Gross profit less corporate administration, marketing and related expenses, exploration and evaluation costs, impairment, derecognition of assets and profit (loss) on disposal and other (expenses) income.
Project capital:	Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Region:	Defines the operational management divisions within AngloGold Ashanti, namely Africa (Democratic Republic of the Congo, Ghana, Guinea and Tanzania), Australia, and the Americas (Argentina, Brazil and Colombia).
Rehabilitation:	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Stay-in-business capital:	Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Sustaining capital:	Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs:	Total cash costs include site costs for all mining, processing and administration, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
	Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares:	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

ABBREVIATIONS

$ or USD	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIC	All-in costs
AISC	All-in sustaining costs
ASX	Australian Securities Exchange
BBSY	Bank bill swap bid rate
BRL	Brazilian real
bn	Billion
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
Companies Act	The South African Companies Act, No. 71 of 2008, as amended
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
i-XBRL	inline eXtensible Business Reporting Language
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
LIBOR	London Interbank Offer Rate
M or m	Million, depending on the context
Moz	Million ounces
NYSE	New York Stock Exchange
oz	Ounces (troy)
RCF	Revolving Credit Facility
R, ZAR or Rand	South African rands
SEC	United States Securities and Exchange Commission
Strate	South Africa's Central Securities Depositary
TZS	Tanzanian Shillings
US/USA	United States of America
XBRL	eXtensible Business Reporting Language (including in-line XBRL, i-XBRL)

FORWARD LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This document may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited
Registration
No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
Ernst & Young Inc.

Offices

Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon
(Chief Executive Officer)
KC Ramon^
(Chief Financial Officer)

Non-Executive
MDC Ramos ^ (Chairman)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
NVB Magubane ^
MC Richter #~
JE Tilk

*British ▟▛ Canadian # American
Colombian ~ Panamanian
^ South African ° Ghanaian

Officers
LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

Share Registrars

South Africa
Computershare Investor Services (Pty)
Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty
Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT℠
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS



AngloGoldAshanti

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 30, 2022

By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary